As filed with the Securities and Exchange Commission on June 2, 2003
                           Registration No. 333-88179

                       Securities and Exchange Commission
                              Washington, DC 20549
                   -------------------------------------------
                                 Amendment No. 7
                                       to
                                    FORM SB-1


                           INTERNATIONAL TEST SYSTEMS


                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        International Test Systems, Inc.
                        --------------------------------
                 (Name of small business issuer in its charter)

            Delaware                      4214                  74-29581956
           --------                       ----                  -----------
(State or other jurisdiction of   (Primary North American     (IRS Employer
 incorporation or organization)    Industry Classification   Identification No.)
                                   System Code Number)

     16161 College Oak, Suite 101, San Antonio, Texas 78249; (210) 408-6019
     ----------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

Carey Birmingham, President               With Copies to:
16161 College Oak, Suite 101              David M. Loev, Attorney at Law
San Antonio, TX 78249                     2777 Allen Parkway, Suite 1000
(210) 408-6019                            Houston, TX 77019; (713) 524-4110
                                         (Name, address and telephone number
                                          of agent for service)

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. | |

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |


                        CALCULATION OF REGISTRATION FEE

Title of Each Class of     Amount to be     Proposed          Proposed
Shares to be Registered    Registered       Maximum           Maximum           Amount of
                                            Offering Price    Aggregate         Registration
                                            Per Share (1)     Offering Price    Fee
Common Shares               1,250,000         .40              500,000             46.00
Class A Warrants            1,250,000         .10               125,000             11.50
Class B Warrants            1,250,000         .10               125,000             11.50
Common Stock underlying
Class A warrants            1,250,000        2.50             3,125,000            287.50
Common Stock underlying
Class B warrants            1,250,000        4.50             5,625,000            517.50
Common Stock underlying
Underwriter warrants          125,000          .56               70,000              6.44
                            ---------  -----------           ----------            ------
Total                       6,375,000                        $9,570,000           $880.44

There is no current market value for the securities.
(1) Estimated solely for purposes of calculating the registration fee based on Rule 457(f)(2).

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Disclosure alternate used (check one): Alternate 1 [X]     Alternate 2 [ ]

                                   PROSPECTUS
                             INITIAL PUBLIC OFFERING
                        INTERNATIONAL TEST SYSTEMS, INC.

     This registration statement relates to the offer and sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.50 per share of International Test Systems, Inc. In addition, we are registering 125,000 shares underlying warrants issued to Public Securities, Inc., our underwriter, pursuant to the Underwriting Agreement.

     This is a "best efforts, no minimum offering." There is a maximum gross offering of $750,000 prior to warrant exercises. There is a minimum purchase requirement of 1,000 shares or 4,000 warrants, but the Company may in its discretion accept subscriptions for less shares or warrants.

     We are offering these shares through Public Securities, Inc. on a "best efforts" basis. We will pay Public Securities, Inc. 10% cash commissions on all stock and warrant sales that they make. In addition, we have an arrangement with Public Securities, Inc. providing them the option to purchase an amount equal to 10% of the shares of our common stock sold in this offering. Prior to the offering of the shares and warrants as described herein, there has been no public market for the common stock of International Test Systems and there are no assurances that a public market will develop following completion of this offering or that, if any such market does develop, it will be sustained.



                                              Underwriting
                                              Discounts and       Proceeds to
                     Price to Public (1)      Commissions (2)     Issuer (3)
                     -------------------  ---------------------  -----------
Per Share                   $.40                  $.04               $.36
Per Class A Warrant         $.10                  $.01               $.09
Per Class B Warrant         $.10                  $.01               $.09
Total Maximum              750,000(4)           $75,000          $ 675,000


(1)  Maximum  of  1,250,000  shares  may  be  sold  on  a  best  efforts  basis.
(2)  Public  Securities,  Inc.  serves  as  the  underwriter  in  this offering.
(3) The net proceeds to International Test Systems is before the payment of certain expenses in connection with this offering estimated at $12,500 in the event we sell 312,500 shares and a maximum of $75,000.
(4)  Does  not  reflect  the  exercise  of  any  warrants.


     An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants. This is a "best efforts, no minimum offering." Amounts received will be distributed to the Company. This offering will extend for a period of one year from the date of this prospectus.

     Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     THIS OFFERING INVOLVES A SIGNIFICANT DEGREE OF RISK AND PROSPECTIVE INVESTORS NEED TO READ THE SECTION CALLED "RISK FACTORS" IN THIS PROSPECTUS WHICH BEGINS ON PAGE 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        INTERNATIONAL TEST SYSTEMS, INC.
                                TABLE OF CONTENTS
PART I
------
Prospectus Summary                                         6
Risk Factors                                               7
Plan Of Distribution                                      10
Determination of the Offering Price                       12
Use Of Proceeds                                           13
Dilution                                                  14
Capitalization                                            15
Business Of The Company
     Our Business
     The Products we own & Market
     Production of the products we own & market
     Future products
     Our market strategy
     Our Industry & competition
     Existing competition for our test systems
     Trends in our historical operating results
     Power-off testing
     Sampling of features in our test systems
     Government regulation
     Our significant employee
     Description of our property
     Intellectual property
     Research & development
     Development of our Company
Recent Events                                             25
Management's Discussion And Analysis Of Financial
     Condition And Results Of Operations
     Development activities
     Results of operations
     Acquisition on Company's future operations
     Liquidity and capital resources
Events or Milestones                                      29

Directors, Officers And Key Personnel Of The Company      31
     Employment agreements
Security Ownership Of Certain Beneficial Owners And
         Management                                       32
     Management compensation
Selling Shareholders                                      34
Certain Transactions                                      34
     Unifund Financial Group
     Carey G. Birmingham, President & Director
     Directors of the Company
     Individuals other than Directors
     Other financial relationships between the parties
Description Of The Securities                             39
Legal Proceedings                                         41
Experts                                                   41
     Changes in and disagreements with auditors           42
     Certain Provisions Of Our Articles And By Laws       42
Where investors can find additional information           43
Significant Parties                                       43

PART II
-------

Indemnification of Directors                              47
Other Expenses of this Offering                           47
Undertakings                                              47
Unregistered Securities Issued or Sold                    48
Index to Exhibits                                         51
Signatures                                                52
Financial Statements                                      53

PART I
------
                               PROSPECTUS SUMMARY

The Company
-----------

     International Test Systems, Inc. was originally incorporated in Texas in September 1996. This Texas corporation was dissolved in September 1999 and reincorporated in Delaware on September 20, 1999 with all of the same assets and liabilities and substantially identical ownership. Pensar Technologies, LLC was formed as a Texas Limited Liability Company on May 5, 1995. On May 7, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and certain of the liabilities of Pensar. Both International Test Systems and Pensar are entities under partial common control and the financial statements are presented separately until International Test Systems and Pensar entered into an asset purchase agreement in May 2002. References in this document to International Test Systems, Pensar Technologies, LLC, Company, we, our and us refer to International Test Systems, Inc., a Delaware corporation.

     Our operations have been restricted to only a few sales to date. We market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards.

Our telephone number is (210) 408-6019
Our fax number is (210) 408-1856
Our e-mail address is its@itestsystems.com.
Our mailing address is:  16161 College Oak, Suite 101
                         San Antonio, TX  78249

The Offering
------------

Securities offered               1,250,000,000 shares of common stock,
                                 1,250,000 Class A Warrants, and 1,250,000
                                 Class B Warrants
Shares of common stock
Outstanding Before Offering      2,116,000

Shares of common stock
Outstanding after offering
(assuming sale
Of all shares offered)           3,366,000


Summary Financial Information
-----------------------------

The summary financial information presented below is derived from our audited financial statements for three months ended March 31, 2003 and March 31, 2002.



STATEMENTS OF OPERATIONS DATA:
                                              Three Months Ended
                                       March 31, 2003    March 31, 2002
Revenues                              $           500   $           700
Cost of Sales                                       7                 -
General and Administrative Expenses
Paid in Cash                                   13,311            11,899
Paid in Stock                                    6,400               -
Depreciation                                       790               -
Interest Expense                                 1,923               -
Net Loss                              $       (21,931)  $       (11,199)

BALANCE SHEET DATA:
                                     March 31, 2003    March 31, 2002
Working Capital                       $      (119,430)  $       (26,481)
Long-Term Debt                        $           853   $         1,600
Additional Paid in Capital                  1,465,875         1,263,866
Accumulated Deficit                        (1,399,023)         (816,260)
Total Stockholders' Equity (deficit)  $        68,968          ($32,270)


The summary financial information presented below is derived from our audited financial statements for the year ended December 31, 2002 and December 31, 2001.

STATEMENTS OF OPERATIONS DATA:
                                                    Years Ended
                                       December 31, 2002    December 31, 2001
Revenues                              $            9,534   $            5,675
Cost of Sales                                        236                    -
General and Administrative Expenses
Paid in Cash                                      52,023               15,507
Paid in Stock                                     88,800              139,400
Depreciation                                       3,576                    -
Impairment of Goodwill                           135,169                    -
Interest Expense                                   1,635                    -
Net Loss                              $         (271,905)  $         (149,232)

BALANCE SHEET DATA:
                                     December 31, 2002    December 31, 2001
Working Capital                       $         (101,720)  $             (667)
Long-Term Debt                        $              868                    -
Additional Paid in Capital                     1,459,491            1,263,866
Accumulated Deficit                           (1,377,092)          (1,165,187)
Total Stockholders' Equity (deficit)  $           84,499   $          100,704

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in this prospectus before deciding to become a holder of our common stock. If any of the following risks actually occurs, our business and financial results could be negatively affected to a significant extent.

     There is a material risk that capital will not be raised to finance our operations and if such an event occurs, we would be forced to curtail or cease operations, resulting in the possible loss of an investor's entire investment in our Company. We anticipate that proceeds from this offering, assuming we raise at least $125,000, will satisfy our working capital requirements for at least the next twelve months. In the event we do not raise at least $125,000 , it is unlikely that we will continue our business plan and we may be forced to curtail or cease our operations.

     Even if we are successful in raising capital in this offering, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise the additional capital, the value of your investment in our Company may become worthless.

     As of December 31, 2001 and December 31, 2002, our Company had losses of $149,232 and $271,905, respectively. Furthermore, as of March 31, 2002 and March 31, 2003, our Company had losses of $11,199 and $21,931, respectively. These losses may make it more difficult for us to raise capital and may result on our discontinuing operations, further resulting in the loss of investor's capital.

     As of December 31, 2001 and December 31, 2002, our Company had negative working capital of $667 and $101,720, respectively. As of March 31, 2002 and March 31, 2003, our Company had negative working capital of $28,062 and $119,430, respectively. We expect negative cash flow and operating losses to continue for the foreseeable future until we can successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities. We expect our operating costs to increase. Furthermore, we cannot assure you that we will ever achieve or sustain profitability. Therefore, we may not be able to continue our business in the future. In this event, it can be anticipated that investors will lose all or part of their investment.

We have not been able to generate a profit since our inception and it is
unlikely that we will generate a profit in the near future, if at all.   If such
should occur, we would be forced to curtail or cease operations, resulting in the possible loss of an investor's entire investment in our Company.

     As we have been unable to generate sufficient revenues to cover our overhead since we were incorporated, and it is not likely that we will be profitable in the near future, our future success will be materially dependent upon our raising capital to fund our ongoing operations. In the event we are unsuccessful raising additional capital, it is likely that we will curtail our operations and investors will lose all or part of their investment. Even if we are successful in raising additional capital, if we are unable to generate profits from our business, it is likely that we will run out of capital and that you will lose all or part of your investment.

RISK THAT OUR TECHNOLOGY IS NOT ACCEPTED IN THE MARKETPLACE.   If such should
occur, we would expect a significant diminution in revenues and we would be forced to curtail or cease operations, resulting in the possible loss of an investor's entire investment in our Company.

     Our success depends on continued growth in the need for testing and troubleshooting components on printed circuit boards. The success of our business will ultimately depend on acceptance of hardware and software products to test and troubleshoot components on printed circuit boards. Our technology is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required. Even if our product is successful, if we do not market our technology effectively, it will not be accepted in the marketplace.

WE DEPEND ON CAREY BIRMINGHAM TO EXECUTE OUR BUSINESS PLAN. If Mr. Birmingham were to leave our Company, we could expect a significant diminution in any revenues and increased expenses as we sought out a replacement. In such an event, we would be forced to curtail or cease operations, resulting in the possible loss of an investor's entire investment in our Company.

     Our potential for success depends significantly on our Chief Executive Officer, Carey Birmingham. We are heavily dependent upon Mr. Birmingham to implement our business plan. We have entered into an employment agreement with Mr. Birmingham which provides for compensation to Mr. Birmingham contingent upon our raising funds in this offering. In the event we are unsuccessful raising capital in this offering sufficient to compensate Mr. Birmingham there is no assurance that he will continue to manage our affairs in the future. Further, we have not obtained a key person life insurance policy on Mr. Birmingham. The loss of his services could have a significant adverse effect on our business.

This is a best efforts, no minimum offering, and we have no obligation to raise a minimum in the offering. Those investors who invest first run an additional risk that no further funds will be raised and, as a result, they may lose their entire investment if the Company is not successful.

     The shares offered hereby will be sold on a "best efforts"   basis.  We
cannot assure that all or any of the shares or warrants offered will be sold.
We are not therefore required to receive any specific amount of subscriptions before accepting such subscriptions for investment in International Test Systems, Inc. Accordingly, investors whose subscriptions are accepted first run the additional risk that we may not raise all of the funds we are seeking in this offering which could materially and adversely affect our ability to finance our business plan.

There is currently no market for our common stock, and there may be no market for our stock in the future. As such there is no assurance that investors will be able to sell their shares on any open market at any time in the future, in which case investors will be unable to recoup their investment and their investment will be, in essence, illiquid and unmarketable.

     We intend to apply to have our common stock quoted on the OTC Electronic Bulletin Board, a NASD sponsored and operated quotation system for equity securities as soon as practicable upon our registration statement being declared effective by the SEC. It is a more limited trading market than the NASDAQ SmallCap Market, and timely, accurate quotations of the price of our common stock may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume. It is likely that trading in our stock, if any, will be limited and sporadic.

Investors may face significant restrictions on the resale of International Test Systems, Inc. stock due to Federal regulations of penny stock. These restrictions may result in the investor's inability to recoup their investment in the Company at any time in the future.

     Once our common stock is listed on the OTC Bulletin Board, it will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

NOTE: In addition to the above risks, businesses are often subject to risks not
-----
foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important. This prospectus contains all of the representations by our Company concerning this offering, and no person shall make different or broader statements than those contained herein, investors are cautioned not to rely upon any information not expressly set forth in this offering.

                              PLAN OF DISTRIBUTION

     We are seeking to raise a maximum offering amount of $750,000, without the exercise of any warrants, through the sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.00 per share. The public offering price of our securities will not change until completion of the public offering distribution. No public market currently exists for shares for International Test Systems common stock. We intend to apply to have our shares traded on the OTC Bulletin Board as soon as practicable and upon our registration statement becoming effective.

     Our offering will be sold on a first come, first served basis by Public Securities, Inc., our underwriter and a registered broker/dealer, as well as through our officers and directors. We have entered into an underwriting agreement with Public Securities setting forth the terms of our agreement with them. Pursuant to this agreement, we will pay them commissions of 10% of shares and warrants sold for a total of $75,000 for the maximum offering. In addition, we will pay Public Securities, Inc. an unaccountable expense not to exceed $5,000. We have agreed to sell Public Securities an option to purchase up to an aggregate of 125,000 shares at 140% of the offering price of the share or $.56 per share, commencing one year from the date of this prospectus and expiring five years from the date of this prospectus. The options will be issued for the shares at the rate of one underwriter's purchase option for every ten of the respective securities sold in this offering. The securities issuable upon exercise of the purchase option are identical to those offered by this prospectus except that the securities issued pursuant to the purchase option expire five years from the date of this prospectus. The securities purchase option may not be transferred, sold, assigned or hypothecated during the one-year period following the date of this prospectus, except to underwriters and selected dealers and to officers and partners of the underwriters or the selected dealers. The securities purchase option grants to holders demand and "piggy back" registration rights for periods of five years from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the purchase option. The exercise price and amounts issuable upon exercise of the
securities   purchase  option  may  be  adjusted  in  certain circumstances
including   in  the   event   of  a  stock   dividend,   or  our
recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at a price below its exercise price. Our Company has agreed to indemnify Public Securities against liabilities under the securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In addition to Public Securities, our officers and directors may participate in the distribution of the offering and will meet the safe harbor provisions of SEC Rule 3a4-1(a)4 with respect to exemption from registration as a broker/dealer. The Company's officers and directors, more specifically Carey Birmingham, Alex Yount and Youval Krigel, may participate in the distribution of securities on behalf of the issuer in reliance on Rule 3a4-1 of the Securities Exchange Act of 1934 as each of these individuals (1) is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation; (2) is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (3) is not at the time of his participation an associated person of a broker or dealer; and
(4) meets the conditions of (a)(4)(ii) of this section as each of the associated persons above meet all of the following conditions: (A) the associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; (B) the associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (C) the associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (iii) of Rule 3a4-1(a)(4).

     No commissions or other compensation will be paid to our officers and directors in connection with this offering.

     Public Securities, Inc., located at 300 North Argonne Road, Suite 202, Spokane, Washington 99212, (509) 892-5590, was established in 1986. It operates as a full service broker-dealer and is a member of the NASD and SIPC. Public Securities specializes in market making and initiating quotations on untraded companies. There is no assurance that Public Securities will make a market in the Company's securities. There is no material relationship between Public Securities and the Company or its management. If additional information is desired regarding Public Securities, Inc., please feel free to inquire through
the NASD Regulation website,   www.nasdr.com.   Information regarding the
disciplinary history of securities firms and their registered representatives is available through this site.

     This registration statement relates to the offer and sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.50 per share of International Test Systems, Inc. This is a "best efforts" offering. We will promptly deposit all investor money into an escrow account with our escrow agent, David M. Loev, Esq., 2777 Allen Parkway, Suite 1000, Houston, Texas 77019, (713) 524-4110. We may reject a subscriber's subscription for any reason. If a subscription is rejected, in whole or in part, the subscription funds, or portion thereof, will be promptly returned to the prospective investor without interest by depositing a check (payable to said investor) in the amount of said funds in the United States mail, certified returned-receipt requested. Once accepted by our Company, subscriptions may not be revoked, cancelled, or terminated by the subscriber, except as provided herein. Each subscription for securities in this offering that is accepted by us will be credited immediately to our Company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency.

We intend to sell our securities in the following states:

         Arizona
         Arkansas
         California
         Colorado
         Connecticut
         Florida
         Illinois
         Maine
         Maryland
         Michigan
         Minnesota
         New Jersey
         New Mexico
         New York
         Ohio
         Oklahoma
         Pennsylvania
         South Carolina
         Tennessee
         Texas
         Virginia
         Washington D.C.
         Wisconsin
         Wyoming

     No person or group has made any commitment to purchase any or all of the securities. We cannot state at this point how many of the securities will be sold.

     We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

     No person, individual or group has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

     The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

     Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.

     If all of the securities we are offering are sold, we will have outstanding 3,366,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our "affiliates", which may be sold only while this registration statement or another registration statement covering resales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with our Company. There are no lockup agreements or resale restrictions on any of our outstanding shares, other than those governed by Rule 144.

NOTE: After reviewing the amount of compensation to the selling agents or
-----
finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

NOTE: Equity investors should be aware that unless the Company is able to
-----
complete a further public offering or the Company is able to be sold for cash or merged with a public Company that their investment in the Company may be illiquid indefinitely.

                       DETERMINATION OF THE OFFERING PRICE

     Prior to this offering, there has been no market for the common stock and/or warrants of the Company, and we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.

     For the year ended December 31, 2001 and for the year ended December 31, 2002, losses were ($149,232) and ($271,905), respectively with a net loss per share of $(0.08) and $(0.13), respectively. For the three months ended March 31, 2002 and for the three months ended March 31, 2003, losses were ($11,199) and ($21,931), respectively with a net loss per share of $(0.01) and $(0.01), respectively.

     Our proforma net tangible book value as of December 31, 2001 was $100,704 or $.05 per share.

     Our proforma net tangible book value as of December 31, 2002 was $84,499 or $.04 per share.

     Our proforma net tangible book value as of December 31, 2002 based upon the number of shares outstanding after this maximum offering if all securities are sold will be $687,374 or $.20 per share.

     Our proforma net tangible book value as of March 31, 2003 was $68,968 or $.03 per share.

     Our proforma net tangible book value as of March 31, 2003 based upon the number of shares outstanding after this maximum offering if all securities are sold will be $671,873 or $.20 per share.

     The percentage of outstanding shares the investors in the offering will have if the maximum is sold and if 312,500 shares are sold as well as if the warrants are exercised is set forth as follows:



     % if 312,500 Shares     % if Maximum Offering          % if Maximum Offering
       are Sold                    Sold and No                 Amount Sold and all
                                Warrants Exercised              Warrants Exercised
          13%                           37%                             64%

     Management is implicitly attributing a value of $109,293 to our Company in the event 312,500 shares are sold and $671,873 if the maximum is sold.

     After reviewing the above, potential investors should consider whether or not the offering price or exercise price for the securities is appropriate at the present stage of the Company's development.

                                 USE OF PROCEEDS

     The gross proceeds of the offering, excluding warrant exercises, assuming the sale of $125,000, $500,000 and $750,000 of securities in the event the maximum offering is sold is provided below. We expect all of our organizational expenses will be paid prior to the effective date of this prospectus, as well as the majority of offering expenses, including legal, accounting and other professional fees. We are offering the securities through Public Securities, Inc., as well as our officers and directors. We will pay Public Securities, Inc. a commission of 10% on all stock and warrant sales made via Public Securities. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will receive proceeds from the exercise of the warrants, if any warrants are exercised. We intend to use the gross proceeds as follows:

                                                                                                      Maximum Offering
                                                        $125,000 (1)  Percent   $500,000  Percent   $750,000 (2)  Percent
Gross Aggregate  Proceeds                               $   125,000       100%  $500,000      100%  $   750,000       100%
Less Offering Expenses and Commissions:
Offering Costs(3)                                            72,125        58%    72,125       14%       72,125        10%
Commissions                                                  12,500        10%    50,000       10%       75,000        10%
Net offering expenses                                        84,625        68%   122,125       24%      147,125        20%
Net Offering Proceeds                                        40,375        32%   377,875       76%      602,875        80%
Advertising and Direct Marketing:
Corporate                                                         -         -     25,000        5%       46,500         6%
     Product                                                  5,000         4%    80,125       16%      167,250        22%
Consulting and Outsourcing Fees, Wages and Salaries:
     Portion of President's salary
                                                             25,000        20%    45,000        9%       45,000         6%
     Marketing Executive                                          -         -     48,000       10%       60,000         8%
     Marketing  and Sales Support                                 -         -     37,500        8%       60,000         8%
Administrative Support                                            -         -     21,500        4%       24,000         3%
Benefits and Insurance                                            -         -     20,250        4%       33,000         4%
General Corporate & Working Capital:
    Secondary Market Program
                                                              1,125         1%    26,000        5%       39,075         5%
     Investor  Relations                                      2,000         2%    24,000        5%       25,000         3%
     New Product R&D                                              -         -      5,000        1%       16,000         2%
     Inventory Purchases                                          -         -      3,000        1%        8,000         1%
     Office Expenses/Rental                                   2,750         2%    12,500        3%       22,500         3%
     Personnel Retention and Training
                                                                  -         -     10,000        2%       32,250         4%
Debt Reduction(4)                                             5,000         4%    20,000        4%       25,000         3%
Total Gross Offering Proceeds                               125,000       100%   500,000      100%      750,000       100%


(1) Assumes sale of 312,500 shares, but may result from sale of less shares with the sale of warrants.
(2) Assumes the sale of 1,250,000 shares, 1,250,000 Class A warrants, and 1,250,000 Class B warrants.
(3) Incurred by BFP Texas on behalf of the Company and will be reimbursed to BFP Texas, Ltd., a limited partnership controlled by our president, Carey Birmingham, upon raising a minimum of $125,000.
(4) The indebtedness which will be discharged includes accounts payable. During the last fiscal year, approximately $6,000 was incurred for various general business purposes, including travel, office supplies and general expenses. Interest rates on theses credit cards ranges from 10.99% to 20.99%. Certain indebtedness was incurred in fiscal year 2002 in the amount of approximately $2,500.

     In the event we raise a minimum of $125,000 from this offering, we expect these proceeds to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, this will result in slower development and introduction of new products, as well as a more limited sales plan. We cannot assure you that we will be able to raise additional funds on favorable terms, if at all. Some expenses, such as marketing expenses and salaries, contemplate spending with and without a third party distributor.

     We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

     The foregoing represents our present intentions and best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions.

     Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.

NOTE: After reviewing the portion of the offering allocated to the payment of
-----
offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

                                    DILUTION

     The following table shows, on a pro forma basis determined as of May 30, 2003, the difference between existing stockholders and new investors purchasing securities in this offering.

Raise of $125,000 Assuming 312,500 Shares Purchased



                                                 Percent of                           Percent
                               Number            Total Amount       Amount Raised      Total
                      ------------------------  --------------   -----------------  ------------
Present stockholders       2,116,000                 87.1%              206,469        62.3%
New stockholders             312,500                 12.9%              125,000        37.7%
                      ------------------------  --------------   -----------------  ------------
Total                      2,428,500                100.0%               331,469      100.0%
                      ========================  ==============   =================  ============




Raise of Maximum Offering Amount of $750,000 Assuming 1,250,000 Shares Purchased

                                                 Percent of                           Percent
                               Number            Total Amount       Amount Raised      Total
                      ------------------------  --------------   -----------------  ------------
Present stockholders       2,116,000                 62.9%              $206,469       21.6%
New stockholders           1,250,000                 37.1%               750,000       78.4%
                      ------------------------  --------------   -----------------  ------------
Total                      3,366,000                100.0%               923,469      100.0%
                      ========================  ==============   =================  ============





Raise of Maximum Offering Amount and Exercise of All Warrants $9,500,000 raised and 3,750,000 purchased and converted

                                                 Percent of                           Percent
                               Number            Total Amount       Amount Raised      Total
                      ------------------------  --------------   -----------------  ------------
Present stockholders       2,116,000                 36.1%              $  206,469      2.1%
New stockholders           3,750,000                 63.9%               9,500,000     97.9%
                      ------------------------  --------------   -----------------  ------------
Total                      5,866,000                100.0%               9,706,469    100.0%
                      ========================  ==============   =================  ============

     On March  31, 2003, we had net tangible book value of $68,968, or $.03 per
share, based on  the  proforma   2,116,000  shares of outstanding  stock  owned
by our shareholders. The net tangible book value per share is equal to the Company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant less the associated offering costs, the application of the estimated net offering proceeds including commissions, our pro forma net tangible book value, as of March 31, 2003, would have been $671,873 or $.20 per share. This represents an immediate increase in net tangible book value of $.17 per share to existing stockholders, and an immediate dilution of $.20 per share to new investors purchasing shares in this offering. Without the purchase of the warrants and assuming the sale of 312,500 shares of common stock in this offering, our pro forma net tangible book value, as of March 31, 2003, would have been $109,293 or $.05 per share. This represents an immediate increase in net tangible book value of $.02 per share to existing stockholders and an immediate dilution of $.35 per share to new investors purchasing shares in this offering. Without the purchase of the warrants and assuming completion of the maximum offering, our pro forma net tangible book value, as of March 31, 2003, would have been $446,843 or $.13 per share. This represents an immediate increase in net tangible book value of $.10 per share to existing stockholders and an immediate dilution of $.27 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:




                                                 312,500 Shares              Maximum
                                              --------------------      --------------------
Public offering price per share
of common stock                                 $ 0.40                             $ 0.40
         Net tangible book value per share
         as of March 31, 2003                   $0.03                             $ 0.03
         Increase per share attributed to
         investors in this offering             $0.02                             $ 0.17
Pro forma Net
tangible book value
per share after the offering                    $ 0.05                             $ 0.20
Net tangible
book value dilution per
share to new investors                          $ 0.35                             $ 0.20

                                 CAPITALIZATION

     We amended our articles of incorporation in July 2002 to authorize the issuance of fifty million shares of common stock, par value $0.001 per share.

Capitalization Table as of March 31, 2003

                                                 Actual

Debt:
       Short term debt                          $124,071
       Long term debt                           $    853
       Total debt                               $124,924
Stockholders equity (deficit):                  $ 68,968
Preferred stock  authorized  10,000,000
 Shares, $.001 par value each.
At March 31, 2003
there are 0 shares outstanding                         0

Common stock authorized 50,000,000 shares,
$.001 par value each.  At March 31, 2003 ,
there were 2,116,000 shares outstanding            2,116

Additional paid in capital:                    1,465,875
Deficit accumulated during development stage  (1,399,023)

Total Stockholders' Equity                      68,968

Total capitalization                            $193,892

Forward Looking Statements
--------------------------

     Some of the  information  in this  prospectus  may contain  forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the Company to differ materially from those contained in any forward-looking statement.

                             BUSINESS OF THE COMPANY

Our Business.
-------------

     We manufacture, market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards.

     We have designed and sold printed circuit board test products since Pensar was formed on April 20, 1995. Our Company had a ten-year exclusive distribution agreement with Pensar Technologies, dated June 19, 1999 amended April 15, 2000 and June 1, 2001, granting us the exclusive, worldwide right to market, sell and distribute these test products. We had the right to purchase products from Pensar at a 40% discount off the price to the consumer. We had no obligation to
prepurchase any  products  or  parts  for  our  inventory.   In consideration
for our distributorship, we were required to pay Pensar a one-time $5,000 distributorship fee upon execution of the agreement and a monthly $1,500 distributorship fee until July 31, 2000. In addition, the agreement contained a right of first refusal to purchase the existing technology. We had the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term.

     By amendments executed in April 2000 and June 2001 by both our Company and Pensar, we were granted both a first right of refusal to purchase the CircuiTest Technology from Pensar as well as an option to purchase the technology at any time during the term of the distribution agreement and any extensions. The option to purchase allowed us to purchase the technology for the lesser of $375,000 or 75% of the fair market value as determined by an independent third party appraiser.

     On May 1, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and certain of the liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock, and the assumption by International Test Systems of Pensar liabilities in the amount of $30,835.

The Products we own and market.
-------------------------------

     The products we own and market are known collectively at the CircuiTest In-Circuit Component Test System and include the 2000S In-Circuit Component Test System, the CircuiTest 2100 Scanner Expansion and the recently developed 2100 S/OAI (Shorts/Opens Adapter Interface) Shorts and Opens Tester.

     The CircuiTest 2000S In-Circuit Component System is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards. This system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized or "restricted" kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.

     The CircuiTest 2100 Scanner Expansion, when connected to the CircuiTest 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.

     The newly developed 2100 S/OAI can be used by printed circuit board manufacturers and assemblers for located shorts and opens between points on a component, a common problem in the manufacturing process. Attached to the 2100 Scanner Expansion, the S/OAI also has test-point capability of up to 1024 points.

     Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

     o    Network switching cards;

     o Computer and peripheral circuit boards in such products as computers, mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives;

     o Avionics circuit boards, found, for example, in aircraft, navigational and communications electronics;

     o Medical circuit boards; military and government electronics; telecommunication circuit boards; telephone equipment, answering machines and fax machines; cash registers, scanners, credit card verification equipment; electronic equipment power supplies; and TV and monitor circuit boards.

     We believe these systems are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

     o Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

     o Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuit boards.

     o Family of Adaptive Products: Our core testing product, the CircuiTest 2000S System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

     AMT, Inc., Southwest Test, Inc., and Camtech Electronics each accounted for 1/3 of 2001 sales. Two different customers accounted for 42% and 18% of 2000 sales. No other customer and no vendors accounted for as much as 10% of sales or purchases. We are seeking a capital infusion from this offering:

     (i)  to further develop a market and support our products,
     (ii) to develop and/or acquire new technologies, and
     (iii)to seek and form strategic alliances in order to strengthen our Company and maximize our future value.

Production of Products We Market.
---------------------------------

     Since our inception in 1995, we have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. We intend to continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

     Numerous back-up outsourcing firms exist in the area, and we believe that we will not be reliant on any single provider. We expect that we would experience a maximum two-week delay if we had to change suppliers or manufacturers. This delay should not have a material effect on sales. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long-lead-delivery-time components, and we normally carry these in inventory. In addition, to achieve certain discounts, we may, from time to time, warehouse bulk quantities of off-the-shelf components.

As of May 30, 2003, the Company does not have any backlog of firm orders for products.

Future Products
---------------

     We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. We anticipate the introduction of new variants to the existing core product line.

     We believe that there will be a market for enhancements to our core test products. An example of such an enhancement is the autoprober. At present, our testing systems are attached to the circuit board by hand. An autoprober is a robotic chassis into which the circuit board is inserted for hands-free testing. We are very satisfied with our product without the enhancement of the autoprober, as it is less expensive than products with this feature, thereby providing us a price advantage over our competitors. However, providing this enhancement as an alternative for our customers could enlarge our market share.

     While we do not presently manufacture autoprobers, other companies, such as Probotech, Inc. and Teradyne, Inc., do. We intend to seek the addition of new products to our product line, as well as new ways to maximize the relationships we build with our customers. As recent evidence of this, we provided Probotech a copy of our software in August, 2001 to determine the best way to interface their autoprober technology with our hardware/software
CircuiTest technology.   Probotech is continuing to examine the likelihood of
merging the 2000S technology with their autoprober.

     We further intend to accomplish these goals by seeking distributorships or other strategic relationships, such as joint ventures, mergers, or acquisitions, with companies in our related sphere of influence and industry . We believe that by establishing a superior marketing network and staying abreast of the needs of our customers, as well as current technological advances, we should be able to continually expand our product line and maximize the value of our Company.

Our Market Strategy
-------------------

     1. Sales

     Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

     Our current  internal  sales  force  consists  of  our  president,   Carey
Birmingham.   Our  approach  includes   establishing  new  additional  worldwide
distributor relationships and implementing direct marketing campaigns to specific segments of the market. Our direct marketing and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketing culminating in demonstrations.

     This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

     2. Distribution

     Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-Company employees, and that companies are reducing their dependence on their own direct field sales force. We are building our distribution channels to reflect this industry trend.

     We may engage additional regional and international distributors as well as
value-added   resellers   ("VAR")  and  we may   engage   independent sales
representatives, licensing partners and joint venture partners to market and sell products to prospective customers.

     3. Direct Mail

     We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

     We have produced marketing materials describing our products that we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers. We can receive these mailing lists as an advertiser.

     In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

     4. Advertising and Trade Shows

     We plan  to  allocate  a  portion  of  our   marketing   budget  to  print
advertisements. In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

     In addition, numerous trade shows exist for electronics manufacturing and testing. We plan to participate at both large, national trade shows and smaller, regional trade shows.

Our Industry and Our Competition
--------------------------------

     Estimates   targeted the  2000  world-wide   annual  market  for  personal
computer-based testing equipment to be in excess of $400 million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm. Further, based on management's market experience and knowledge of its customer base, it concurs with this estimate. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

Existing Competition For The CircuiTest Systems
-----------------------------------------------

     Competitive testers to ours are marketed by Huntron Instruments, Inc., a US-based Company, Polar, PLC, and DiagnoSYS, Ltd., both UK-based companies. The systems these companies manufacture and sell rely on a graphic voltage/current plot of the component tested on a personal computer, similar to our systems. However, we believe our systems, the CircuiTest 2000S and 2100 scanner expansion, are less expensive, easier to use and when compared to Huntron, can test a much wider range of components.

Huntron

     Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held Company based in Mill Creek, Washington, has several systems ranging in price from $1,995 for a rudimentary system to $40,000 and more for its advanced auto-prober system. Huntron is privately owned and little detailed financial information is a available. However, Huntron is recognized in the voltage/current curve analysis market and, based upon most recent Dun & Bradstreet reports available, has estimated annual sales of $4.8 million. It is our estimation that Huntron occupies approximately 2-3% of the total US-based Automated Test Equipment Market. Huntron was formed in 1976 and sold to its officers and directors in 1993 for an estimated $4 million.

     Huntron currently offers a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995, compared to our CircuiTest 2000S priced at $5,995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that the Company's CircuiTest system had numerous advantages over its competitor.

Polar, PLC

     Polar is another closely held, private Company based out of the United Kingdom. According to recent Dun & Bradstreet reports, the US office of the UK-based Company had estimated sales of $1.5 million in fiscal 2001. The products Polar manufactures and markets compete primarily with our products overseas and in the middle east. It is our estimation that Polar occupies less than 1% of the US-Based ATE market and up to 5% of the international ATE Market.

DiagnoSYS, Ltd.

     DiagnoSYS is also closely held, with the parent Company based out of the United Kingdom. DiagnoSYS also competes significantly with our equipment in the international markets overseas. It is our estimate that DiagnoSYS occupies approximately a 5% niche in the US-ATE market and up to 10% of the international ATE market.

Others

     The balance of ATE in the US is spread among various large companies with substantially more expensive test equipment, and therefore overlapping customers, as our Company. These companies include such household names as Hewlett-Packard subsidiary Agilent, Teradyne and GenRad. More often, we are seen as adjuncts to these manufacturers rather than competitors.

     In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world. Although 85% of our historical sales have been in the domestic United States, we have had sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany, to the US Army. Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada.

Trends In The Company's Historical Operating Results.
----------------------------------------------------

     We foresee two significant issues which will favorably affect our operations in the future:

     1.   Low Cost/PC-Based Automated Test Equipment

     2. The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995. Our CircuiTest 2000S is priced at $5,995.

     We believe that current economic conditions, including the PC market, will have a significant impact on the Company's business as companies will seek products to test and troubleshoot circuit boards at the best possible price. In the event that a competitor offers a product similar to the one offered by the Company at a competitive or reduced price than that offered by the Company, we may be forced to reduce our price.

Power-Off Testing
-----------------

     Our core product, the CircuiTest 2000S, tests and troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually eliminates the possibility of damaging the board or its components.

Sampling of Features Found in the CircuiTest 2000S & 2100:
----------------------------------------------------------

     SymSortTM - A copyrighted database feature which allows technicians to automatically accumulate information on failed components on a printed circuit board. This feature directs the technician to the most likely component to causing a particular problem.

     TurboScanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

     Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.

     Warranty & Software Upgrades - We offer, through our manufacturer, Pensar, a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.

     Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

     Quick Ramp-Up - One of the product's software features is "Scope Mode."
Scope Mode  allows  technicians  to  begin  trouble-shooting   boards
immediately, without using all the product features and with virtually no training.

     Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.

     Family of Adaptive Products - Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. As more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a
variety of   products with PCBs.

     Past foreign sales represented units sent to companies in Turkey, India, Japan, China, Egypt, Singapore, Jamaica, Mexico and Canada. The Company intends
to increase international   sales by  signing   international   distribution
agreements. Foreign sales as a percent of total sales for the year ended December 31, 2002 were 0%.

     Past domestic government sales represented sales to the US Air Force, the INS and the US Army. We intend to market aggressively to US government agencies. We had no domestic government sales during the last fiscal year.

Government Regulation
---------------------

     We are not currently subject to direct regulation by any government agency, other than regulations applicable by businesses generally. In the event we become subject to regulation, this may have an effect on our results of operations.

Our Significant Employee
------------------------

     We have one employee, Carey Birmingham, our president and a director. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, during the next 12 months we intend to hire between one and three staff members as well as enter into consulting relationships as needed in order to market our products, exploit new technologies and products, and seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our Company and maximize our future value.

     Initially, we will rely on the expertise of our president, Carey Birmingham to begin marketing efforts. In addition, we anticipate hiring a marketing and sales support person to provide marketing support as well as to conduct "in-house" marketing efforts, such as phone solicitations and direct mailings. We also anticipate hiring an administrative support staff member to provide office support services to the president and the marketing support person. Depending on the success of the foreign marketing efforts, we anticipate employing a marketing and sales executive to aid in the overseas marketing effort.

     We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

Description Of Our Property
---------------------------

     We currently sublease approximately 200 square feet of office and warehouse space at 16161 College Oak, Suite 101, San Antonio, Texas, which we use for our corporate offices. We entered into a three year sublease with an entity controlled by our president and largest shareholder, BFP Texas Limited, Ltd. and the sub lease expires on December 31, 2004. Our lease payment is $150 per month'. In addition to rent, we pay a proportionate share of normal office expenses for the maintenance of the premises.

     Our president, Carey Birmingham, owns a 4.02% limited partnership interest in BFP Texas, Limited, our landlord.

     We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.

Intellectual Property
---------------------

     On May 1, 2002 we acquired all ownership rights, including copyrights, to the software, hardware and intellectual property associated with the product known as CircuiTest 2000S from Pensar. The hardware is protected from outside duplication by a Programmable Array Logic chip, or "PAL" on the main system motherboard. This chip is installed and programmed in the final phase of quality control at its main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. Pensar is considering upgrading its hardware security by including a modified Erasable Programmable Read-Only Memory chip, or EPROM, which also has a fuse "blowing" feature. The inclusion of a chip is expected to increase the cost of the base system by $10-$15.

Research and Development
------------------------

     We have not spent any funds on research and development of products during the last fiscal year.

The Development Of Our Company
------------------------------

     International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. In January, 1997 ITS Texas purchased all of the assets and liabilities of Pensar Technologies LLC ("Pensar"), which ceased operations in December 1995. These assets consisted of the technology underlying a device then know as the A-2000 Universal Analog Tester for component level testing of printed circuit boards as well as inventory and furniture and fixtures. As consideration, ITS Texas issued to Pensar 730,000 shares of ITS Texas stock, representing 45.625% of its total shares.

     As a result of this transaction, ITS Texas embarked on an effort to sell its shares to the public under Rule 504, a Small Corporate Offering Registration
(SCOR) exemption. Unfortunately the efforts to sell stock in ITS during 1998 and early 1999 were unsuccessful and ITS Texas abandoned the effort in April 1999. Carey Birmingham, our chairman of the board and chief executive officer, was chairman of the board of ITS Texas and Pensar LLC at this time. Youval Krigel, our director and consultant, is the co-designer of the test system and served as vice president of Pensar and vice president of research and development for ITS Texas at this time.

     Subsequent to its failed efforts to raise capital in the SCOR,  ITS Texas
experienced   continued   difficulties   in  growing  its   operations,   became
overburdened with debt and sought the assistance of outside consultants as well as strategic relationships to boost the Company.

     In May, 1999, ITS Texas and Unifund America, Inc., a New York merchant banking firm specializing in strategic planning for companies such as ITS, agreed to form a strategic relationship. Unifund believed that a leaner Company devoted to marketing and distribution might be a more successful venture. It also believed that it could help grow such a Company by identifying and
evaluating  sensible  business  solutions  as  well  as  forming   complementary
strategic relationships.  Unifund was only interested in a marketing Company. On
June 16,  1999,  ITS  Texas  and  Unifund   America,   Inc.   formalized  their
relationship. ITS Texas would issue a marketing agreement to a newly formed entity, which would become our Company. In consideration of being granted the exclusive marketing agreement, the parties agreed that the new Company would issue 210,000 of our shares of common stock to ITS Texas as follows:
17,000 shares of our common stock to the holders of ITS Texas and 193,000 shares of our common stock to Carey Birmingham. It was also agreed that Carey Birmingham would be our president and director. The parties agreed that Unifund America's chief executive officer, Scott Barter, would be appointed to our board of directors and that Unifund would own a controlling block of the
shares.   As additional consideration for the exclusive marketing  agreement,
Unifund agreed that it would provide management, business and marketing advice to the newly formed entity and to fund legal, accounting and operating expenses in connection with the establishment of our business. Unifund paid $25,000 to the law firm of Kaplan Gottbetter & Levenson, LLP for legal services in connection with the preparation of our registration statement and received 250,000 shares of common stock from the Company. In addition, Unifund has paid the Company approximately $80,000 as of the date of this registration statement which was utilized for operations.

     Management of the to-be-formed entity wanted only to be a marketing Company and not a Company involved in the development or manufacture of the circuit board products. In light of this, ITS Texas was reorganized its operations. On June 16, 1999, it transferred all of its technology back to Pensar Technologies, LLC, which had been dormant but in good standing since the transfer of assets in 1997. In exchange for the technology, Pensar assumed all of the assets and liabilities of ITS Texas. Assets of Pensar at the time of transfer included completed inventory, comprised of un assembled kits for approximately 14 2000S, 2100 and 1000S units as well as miscellaneous parts.

     Simultaneously with the transfer of assets and liabilities between Pensar and ITS Texas in 1999, the two companies agreed to execute a distributorship agreement that allowed ITS Texas the exclusive worldwide right to market and distribute Pensar test systems for a period of 10 years, with options to renew. On May 1, 2002, this distributorship agreement was cancelled and an asset purchase agreement was entered into between International Tests Systems, Inc. and Pensar whereby International Test Systems acquired all of the assets and certain and of the liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock valued at $.40 per share or $120,000, and the assumption by International Test Systems of Pensar liabilities in the amount of $30,835. Therefore, the transaction was valued at $120,000.

     During the fiscal year ending December 31, 2002 we sold a total of 4 Units, consisting of a blend of 2000S base Systems and 2100 Scanner Expansions.

     From the date the first test system was sold in October 1994 through December 31, 2002, a total of 151 units have been sold to a total of 60 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil, Turkey, India and Canada. A partial list of end-use customer list includes:



=========================================================================================
Company                              Location                              No. of Systems
=========================================================================================
NCR Corporation                      Bethlehem, PA                                      1
IBM Corporation                      San Jose, CA                                       2
Sony Microelectronics                San Antonio, TX                                    2
Cisco Systems                        San Jose, CA                                       2
Solectron Corp.                      Austin, TX                                         4
SMT Centre                           Austin, TX                                         6
Harris corporation                   San Antonio, TX                                    6
US Air Force                         San Antonio                                       10
US Army                              Mannheim, Germany                                  1
ICL/Fujitsu                          Dallas, TX                                         3
Immigration Naturalization Service
    (Various Location in Texas)                                                         3
Radian Corporation                   Austin, TX                                         2
Paradigm Corp.                       San Antonio, TX                                    2
Finetest                             San Jose, CA                                       2
Vanco PTE                            Singapore                                          1
Fastar, Ltd.                         Dallas, TX                                         1
Primetech Electronics                Quebec, Canada                                     1
Colin Medical Instruments            San Antonio, TX                                    1
Matrix Components                    Austin, TX                                         2
Tanisys Corporation                  Austin, TX                                         2
EMSCO                                Cairo, Egypt                                       1
Electronic Resources, Int'l          Des Moines, IA                                     2
Digital Repair Corp.                 San Antonio                                        1


NOTE: Because this offering focuses on details concerning the Company rather than the
-----
industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.



                                  RECENT EVENTS

     During February and April 2003 Messrs. Birmingham and Barter, along with Unifund Financial Group and Pensar Technologies, LLC, companies that both Messrs Barter and Birmingham control, sold a total of 626,000 shares of their respective shares of our Company, in a private transaction, to Promota International, Inc. for an aggregate total of $149,000, or .24 per share, after expenses. The shares were sold as follows:

     Carey G. Birmingham - 263,000 shares, or $62,809 (after expenses)
     R. Scott Barter - 50,000 Shares, or $11,941 (after expenses)
     Unifund Financial Group, Inc. - 263,000 shares, or $62,809 (after expenses) Pensar Technologies, LLC - 50,000 shares, or $11,941 (after expenses)

In February 2003, the Company received an unsolicited offer in the form of a letter of intent to sell a controlling interest in the Company to Promota International, Inc., a Delaware Corporation, for consideration of cash and assets proposed to be in excess of $800,000. The terms of the proposed investment were never finalized, and negotiations with Promota terminated as of April 30 , 2003. We believe we have no further obligations with Promota.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion should be read in conjunction with our financial statements.

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development Activities.
-----------------------

     Our Company has been an early growth stage enterprise since 1995. We are an early growth stage Company that was organized to exclusively market and sell a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

     During our development, our management devoted the majority of their efforts to creating and initiating the marketing program, and sourcing working capital to engage in any profitable business activity and provided the initial working capital through the sale of shares of common stock. Our Company has not yet generated sufficient revenues during its operating history to fund its ongoing operating expenses, or entirely fund its marketing activities. There can be no assurance that the manufacturer's products will be accepted in the marketplace or that our Company's sales efforts will provide a profitable path for us.

Results of Operations
---------------------

     Three Months Ended March 2003 Compared to Three Months Ended March 2002

     Revenue from equipment sales and sales commissions decreased $200 to $500 for the three months ended March 30, 2003 compared to sales of $700 for the three months ended March 30, 2002. Management believes that the small amount of sales is largely attributable to management's efforts to complete the Company's public offering which has resulted in less time spent by management marketing the Company's products.

     General and administrative expenses increased $8,602 or 72% from $11,899 for the three months ended March 30, 2002 to $20,501 for the three months ended March 30, 2003. The increase in general and administrative expenses is primarily due to professional fees paid to accountants and lawyers in connection with the Company's efforts to become a publicly-traded entity.

     Net loss increased $10,732, or 95% from $(11,199) for the three months ended March 30, 2002 to $(21,931) for the three months ended March 30, 2003. The increase in net loss was largely due to significant downturn in sales for the period and the increase in expenses associated with the Company's efforts to complete its registration statement in connection with becoming a publicly-traded entity.

     Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

     Revenue from equipment sales and sales commissions increased $3,859 to $9,534 for the twelve months ended December 31, 2002 compared to sales of $5,675 for the twelve months ended December 31, 2001. Management believes that the small amount of sales is largely attributable to management's efforts to complete the Company's public offering which has resulted in less time spent by management marketing the Company's products. In addition, the Company's lack of funds has contributed to its inability to market and sell the Company's products.

     General and administrative expenses decreased $10,508 or 6% from $154,907 for the twelve months ended December 31, 2001 to $144,399 for the twelve months ended December 31, 2002. The decrease in general and administrative expenses is largely due to the decrease in consulting services which had been paid in stock during 2001.

     Net loss increased $122,673, or 82% from $(149,232) for the twelve months ended December 31, 2001 to $(271,905) for the twelve months ended December 31, 2002. The increase in net loss was largely due to the impairment loss of $135,169 on goodwill recorded in the purchase of Pensar.

     The Company wrote off the goodwill assigned to Pensar from its purchase of Pensar in May 2002 because (a) the goodwill only resulted from using the Same $.40 per share as the stock registration statement offering price, and (b) Pensar has no significant value on a stand-alone basis because of its shared common ownership by our own stockholders.

Acquisition of Pensar on Company's Future Operations
------------------------------------------

     To the extent that the Company has acquired 100% of Pensar, this may have a positive effect through the sale of certain inventory that currently exists and
was acquired from Pensar.    We do not believe that the acquisition of Pensar
will have a significant impact on our future operations, cash flow, and liquidity.

     The PC market and its related electronics are a small part of our business. Nevertheless, our business has been adversely impacted by the slowdown in economies worldwide. We have also been adversely affected by the cyclical nature of the electronics and semiconductor industries, which experience recurring periods of oversupply of products and equipment of the type our equipment can test and repair. These factors have resulted in a downturn in the demand for our products. During the first and second quarters of 2002, orders declined significantly. Our experience in previous downturns has been that orders improve as our customers' capital expenditures increase. At present, however, we cannot say how long the current downturn will last or when the situation will improve. In the absence of significant improvement, orders could remain low or decline further.

Liquidity And Capital Resources.
--------------------------------

Overview

     The Company's cash position was $0 at March 31, 2003. Working capital at March 31, 2003 was negative at ($119,430).

     To date, we have not generated significant revenues as we have generated revenues of $500 for the three months ended March 31, 2003 and $700 for the three months ended March 31, 2002. We have not been profitable since inception, we may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of our technology. While we expect to generate revenues from the sale of products in the near future, we may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

     As of May 30 , 2003 our principal commitments consist of our agreement with Public Securities to raise funds in connection with this offering on a best efforts basis as well as a $75,000 revolving line of credit with BFP Texas, of which we have $1,000 available for borrowing, and a $30,000 line of credit with Carey G. Birmingham, our President and CEO, of which $2,240 is available for borrowing. We are in discussions with BFP Texas as well as Mr. Birmingham to increase the availability of the lines of credit, and it is likely these lines
will be increased in the near future.   However, there is no assurance that
Public Securities will be successful in raising us any capital. Although we have no material commitments for capital expenditures, other than those mentioned above, we expect our capital requirements to increase significantly over the next several years as we increase advertising and direct marketing, increase sales and administration infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our sales and marketing efforts.

     Our current cash forecasts indicate that there will be negative cash flow from operations for the foreseeable future. We believe that proceeds from this offering, assuming we raise at least $125,000, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business development for the next twelve months. We expect to utilize cash at an average rate of approximately $10,000 per month, or $120,000 for the next twelve months. Moreover, if we are successful in raising at least $125,000, Mr. Birmingham's 5-year employment contract will become effective and he will receive an annual salary of $25,000 for the first year, $55,000 for year two, $65,000 for year three, $75,000 for year four and $100,000 for year five.

     If we are unable to raise a minimum of $125,000 from this offering, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results. Although we have historically relied upon financing provided by our officers and directors to supplement our operations, they are not legally obligated to provide us with any additional funding in the future.

We currently maintain a revolving line of credit with BFP Texas which bears interest at an annual rate of 8%. As of May 30, 2003, we owed BFP Texas approximately $74,000.

In addition, we currently maintain a revolving line of credit with Carey G. Birmingham, our President and CEO, which bears interest at an annual rate of 8%. As of May 30, 2003, we owed Mr. Birmingham approximately $26,800.

Other than BFP Texas and Mr. Birmingham, we do not have any agreements for additional sources of financing.

     In the future, we may be required to seek additional capital by selling debt or equity securities, curtailing operations, selling assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency. The sale of additional equity securities, if accomplished, may result in dilution to our shareholders. We cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

     As of December 31, 2002, we had a tax loss carry-forward of approximately $85,000 to off-set future taxable income. There can be no assurance, however, that we will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.

Three Months Ended March 31, 2003

     Net cash used in operating activities was $27,569 for the three months ended March 31, 2003, which reflected a net loss of $(21,931), stock issued for services of $6,400.

     Net cash provided by financing activities was $27,569 for the three months ended March 31, 2003, which reflected shareholder contributions of $31,500 and proceeds from a note payable to a related party of $54,750 and also an increase in deferred offering cost of $2,955.

Three Months Ended March 31, 2002

     Net cash used in operating activities was $(11,199) for the three months ended March 31, 2002, which reflected a net loss of $(11,199).

     Net cash provided by financing activities was $11,500 for the three months ended March 31, 2002.

Year Ended December 31, 2002

     Net cash used in operating activities was $(17,758) for the year ended December 31, 2002, which reflected a net loss of $(271,905), stock issued for services of $88,800, and an impairment of goodwill associated with the purchase of Pensar of $135,169.

     Net cash provided by financing activities was $17,434 for the year ended December 31, 2002, which reflected shareholder contributions of $6,900 and proceeds from a note payable to a related party of $54,750 and an increase in deferred operating costs of $43,673.

     Cash used in investing activities for the year ended December 31, 2002 was $153 which reflected cash received in the purchase of Pensar.

Year Ended December 31, 2001

     Net cash used in operating activities was $(3,242) for the year ended December 31, 2001, reflecting a net loss of $(149,232) and stock issued for services of $139,400.

     Cash used in investing activities was ($17,005) for the year ended December 31, 2001 due to an increase in deferred offering costs.

     Cash provided by financing activities was $15,073 for the year ended December 31, 2001 reflecting shareholder contributions of 15,073.

                              EVENTS OR MILESTONES

     Printed circuits boards are found virtually every type of electronic instrument and product manufactured today. Every new product and every existing product that contains a printed circuit board represents an application or product opportunity for our test systems. While no assurance can be given, we believe that printed circuit boards will remain a mainstay in the electronics industry. Our products test the individual components on a printed circuit board based on voltage and current (V/I) signature analysis. This technology is time-tested and is a recognized generic means of testing throughout the electronics industry. While the CircuiTest 2000S and associated software uses new and innovative interpretations of the V/I, we believe that this basic method of testing will continue to be a standard far into the foreseeable future. We do not believe that this industry is as time sensitive as other high-technology industries, and, thus, we believe we have the time to plan, fund and scale up our business without losing a place in the market. Of course, the foothold that competitors have in the industry will be a barrier that we must pass.

NOTE:  After  reviewing  the  nature  and  timing  of  each event or  milestone,
-----
potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     We cannot assure you that any, or all, of the events previously outlined can, or will, occur within the expected time frame.

     We have scaled back operating costs and will continue to do so until we receive an infusion of cash. If this offering is successful we will be able to market and sell our products and to develop and/or license new technology. We do not currently have any strategic alliances. In the past we were unable to generate enough capital from revenues to fully develop and retain the proper staff to market and support our products as well as to seek and exploit other market opportunities. While no assurances can be given, we believe that with proper funding, we will have the support to achieve our objectives. However, we believe that the achievement of these goals involves a process cannot necessarily be defined by a list of separately identifiable date-certain milestones.

     To make our Company profitable, we estimate we will require a minimum of $125,000 in capital to be used over a 12-18 month period for such costs as marketing and sales staff salaries and support, as well as advertising, trade show participation and reimbursement of costs to subcontracted distributors, if any.

     In the event we encounter delays in the successful marketing of our products, we can expect consequences which include reduction in advertising expenditures, participation in tradeshows and possibly layoff of marketing and sales staff and support, in that order.





EVENT                        METHOD OF                                           DATE OR NUMBER OF MONTHS
                             ACHIEVEMENT                     ESTIMATED           AFTER RECEIPT OF PROCEEDS
                                                             CASH                WHEN EVENT SHOULD BE
                                                             REQUIRED            ACCOMPLISHED
                                                             FOR SUCH
                                                             EVENT
Fund minimal operations      Conduct this                                        Immediately
                             offering and sell                $125,0000          after escrowed funds
                             a minimum of 312,500                                are released.
                             Shares

Market products based        Conduct this offering to                            Ongoing process which should
upon                         obtain needed funds to pay                          commence within one month after
existing technology.         for direct mailings and          $5,000 based       receipt of funds in excess of
                             other marketing efforts.         on sale of         125,000. Direct offering  amount is
                             Hire marketing support and       312,500            received.  Other forms of marketing
                             establish relationships with     shares             and the retainment of marketing
                             independent sales                                   support staff can commence when
                             contractors to market            $235,625 -         amounts in excess of $125,000 are
                             products. Target                 $378,750           received. In addition, the president
                             governmental and foreign         based on           and the directors will be compensated
                             markets.                         raising            from the offering proceeds to the
                                                              between            extent they engage in developing our
                                                              $500,000 and       business, which may include
                                                              $750,000           marketing advice or activities.

Seek product and             Conduct this offering to                            Ongoing process which can
technology opportunities     obtain needed funds to hire      $0 based on        commence immediately after receipt
which expand our             a product developer and          sale of            of $125,000.  Upon receipt of the
business in both the area    establish relationships with     312,500            maximum offering amount, we can
of testing and trouble       independent technology           shares             hire a product developer. The receipt
shooting as well as other    companies and                                       of amounts between these
areas that will maximize     developers.                      $8,000 to          breakpoints will enable us to pay our
our value.                                                    $24,000 based      president and
                                                              on raising         directors who shall engage in the
                                                              between            development of relationships with
                                                              $500,000 and       individuals and companies which can
                                                              $750,000           provide us with improved and different
                                                                                 technologies and products.

Seek to establish strategic  Conduct this offering to                            Ongoing process which can
alliances that will          obtain needed funds to pay       $2,000 based       commence immediately after receipt
maximize our value.          for the services of the          on raising         of $125,000. Upon receipt of
                             president, the directors and     $125,000           125,000, and upon the receipt of
                             consultants to conduct due                          amounts between $500,000 and
                             diligence on market needs        $75,000 to         750,000, we can pay our president
                             and opportunities for our        $110,0000          and our directors who intend to
                             Company to increase its          based on           engage in the development of our
                             value.                           raising            business. The ability to complete
                                                              between            strategic alliances cannot be
                                                              $500,000 and       definitively timed and will depend on
                                                              $750,000           opportunities which these individuals
                                                                                 will continue to explore.

Seek liquidity and growth    Become listed on the over-       $3,125 based       Six months to one year initially and
in the market place.         the-counter bulletin board       on raising         then a continuing effort thereafter.
                             and continue marketing           $125,000
                             efforts.
                                                              $50,000 to
                                                              $65,000 based
                                                              on raising
                                                              between
                                                              $500,000 and
                                                              $750,000

              DIRECTORS, OFFICERS AND KEY PERSONNEL OF THE COMPANY.

     The following table sets forth the name, age and position of each director and executive officer of International Test Systems as follows:

Name                     Age     Title
----                     ---     -----
Carey Birmingham         47     President, Chief Executive Officer,
                                Chief Financial Officer and Director
Henrik Youval Krigel     48     Director
Alex H. Yount            50     Director

     The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors, absent any employment agreement. There are no family relationships among the Company's officers and directors.

     Carey Birmingham has served as our President, Chief Executive Officer, Chief Financial Officer And Director since the Company was reincorporated in Delaware in 1999. Since 1996, Mr. Birmingham has served as chairman and president of ITS Texas, as well as Pensar Technologies LLC. Mr. Birmingham was responsible for the formation and management of ITS Texas in September 1996, which was a development stage Company. Prior to the formation of ITS Texas, Mr. Birmingham was also responsible for the formation of Pensar Technologies LLC in 1995, a start-up Company created to design and market the technology known as the 2000S In-Circuit Test System. Mr. Birmingham is responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales.

     During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities. From March 1982 through April 1984, Mr. Birmingham served as Asset Manager and Sr. Asset Manager for New York Life Insurance. Mr. Birmingham served as a Vice President for Unicorp American Corporation and Executive Vice President for Unicorp Property Management, a Company subsidiary, from May 1984 through November 1989. Mr. Birmingham served as a Portfolio Director for United Services Automobile Association (USAA) from 1990 through part of 1992. In addition, Mr. Birmingham served as a consultant for Fidelity Mutual Life Insurance and Mutual Benefit Life from 1992 through 1994. Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $250 Million at New York Life, $300-$400 Million at Unicorp American, $200-$300 Million at USAA and approximately $300 -$400 million at Fidelity and Mutual Benefit Life. During his tenure with these companies, Mr. Birmingham generated gross sales proceeds of over $700 million from the sale of properties. Mr. Birmingham received a BA degree from New York University in 1980.

     Henrik Youval Krigel has served as our Director since June 1999. Since joining our Company as a director in June 1999, Mr. Krigel has worked full time for Ktest International, LLC, a Company unrelated to our Company. Ktest designs and sells test equipment for the avionics wire harness repair market. Since June 1999, Mr. Krigel has spent less than 10 hours a month on ITS matters, although we share office space with his Company and he is available to our Company at any time for consultation or advice. Mr. Krigel, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a Company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.

     As co-designer of the CircuiTest systems, Mr. Krigel served as vice president of Pensar Technologies LLC from its inception in 1995 until the formation of ITS Texas in September 1996, at which time he resigned to become vice president of research and development for ITS Texas until June 1999. As vice president of ITS Texas, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems.
In 1982, he attended the University of Texas at San Antonio, and from 1982 to 1983, San Antonio Community College, but has not yet received a formal degree in the United States. From 1967 to 1969, Mr. Krigel studied electronics at the Israeli Air Force Academy. Mr. Krigel then served for 10 and one-half years in the Israeli Air Force, achieving the rank of Chief Master Sergeant.

     Alex H. Yount has served as our Director since 2000. Mr. Yount spends approximately 8 hours per month on Company business. Since January 2002, Mr. Yount has worked for Koontz McCombs Realty Services, Inc. as vice president of commercial real estate. From May 1994 through December 2001, Mr. Yount served as vice president of Cavender & Hill Properties, Inc. of San
Antonio Texas. Cavender & Hill is a commercial real estate sales and leasing Company. Between May 1994 and December 1998, Mr. Yount served as Cavender & Hill's vice president of property management where he was in charge of all property management activities for the Company and headed a staff of six employees. From January 1999 to the present, Mr. Yount has served as Cavender & Hill's vice president of office buildings division. He has assumed a newly created position with Cavender & Hill where he is in charge of office building leasing and investment sales.

     In 1976, Mr. Yount received his bachelor's degree in design from the University of Florida, School of Design. In July 1980, Mr. Yount attended courses for the Institute of Real Estate Management in attainment of Certified Property Manager (CPM(C)) designation. In July 1997, he attended courses with the Institute of Real Estate Management in Chicago Illinois in attainment of a certified commercial investment member (CCIM) designation.

     Mr. Yount is a national and local member of the Institute of Real Estate Management, a national and local member of the CCIM Institute, a member of the San Antonio Board of Realtors and a national and local member of the Building Owners & Managers Association.

     None of the Company's officers or directors has ever worked for or managed a Company in the same business as the Company. None of the officers, directors, key personnel or principal stockholders are related by blood or marriage.

     The board of directors has authority to authorize and approve Company transactions involving stock purchase agreements, stock options, and warrants without shareholder approval. Therefore, shareholders are very reliant on the board of directors to make good business decisions as the shareholders have no control over such matters.

     Director compensation will be allocated in accordance with a director's level of engagement with the Company and at the discretion of the board of directors.

     As part of a deferred compensation plan, Mr. Birmingham received $30,000 in deferred compensation in April 2003, which is being accrued, for services as President and CEO in 2002 and 2003. At any time after this offering is complete, Mr. Birmingham may elect to convert this compensation in the form of shares in the Company at .40 per share, or 75,000 shares.

     As part of a deferred compensation plan, Mr. Yount received $12,000 in deferred compensation in April 2003, which is being accrued, for services as Director of the Company during 2002 and 2003. At any time after this offering is complete, Mr. Yount may elect to convert this compensation to shares in the Company at .40 per share, or 30,000 shares.

     As part of a deferred compensation plan, Mr. Krigel received $12,000 in deferred compensation in April 2003, which is being accrued, for services as Director of the Company during 2002 and 2003. At any time after this offering is complete, Mr. Krigel may elect to convert this compensation to shares in the Company at .40 per share, or 30,000 shares.


NOTE:  After reviewing the information concerning the background of the
-----
Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Employment Agreements
---------------------

     In May 2002, we entered into a five year employment agreement with Carey Birmingham to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Birmingham receives an annual salary upon the Company raising a minimum of $125,000 of $25,000 and an annual salary of $45,000 in the event the Company raises a minimum of $500,000. Thereafter, Mr. Birmingham's salary will be as follows:

     Year 2-$55,000, Year 3-$65,000, Year 4-$75,000 and Year 5-$100,000.

     In the near future, the Company plans to maintain a $250,000 life insurance policy on the life of Mr. Birmingham which is anticipated to remain in effect as long as he is employed by the Company. In the event Mr. Birmingham's employment is terminated with or without cause, Mr. Birmingham shall be entitled to receive as severance pay, an amount equal to 12 months of salary, rights to any options received whether vested or not, and health and life insurance under the same terms as if the agreement had not been terminated.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information regarding the beneficial ownership of shares of our common stock prior to the offering by our officers, directors, principal owners of five percent (5%) or more of our common stock, and all officers and directors as a group, and after the offering of such shares assuming the sale of 312,500 shares and 1,250,000 shares, respectively.



Name and address                       Beneficially Owned                  Beneficially Owned
Of Beneficial Owner(1)                Prior to Offering                     After Offering
                                                                   312,500 Shares    1,250,000 Shares
                                       Shares            Percent        Percent           Percent
Unifund Financial
Group, Inc.                            308,500            14.6%          12.7%              8.4%
R. Scott Barter (2)                    533,500            25.2%          22.0%             14.5%

Carey Birmingham (3)(4)(5)(6a)         761,500            36.0%          31.2%             20.7%
Promota International, Inc.(7)         626,000            29.6%          25.8%             17.0%
Alex H. Yount (3)(6b)                   70,000             3.3%           2.9%              1.9%
H. Youval Krigel (3) (6c)               70,000             3.3%           2.9%              1.9%
Pensar (3)                             250,000            11.8%          10.3%              6.8%
BFP Texas(3)(5)                        250,000            11.8%          10.3%              6.8%
All officers and directors
as a group (3 persons)                 901,500            42.6%          37.1%             24.5%



     *Assumes that none of the warrants are exercised.
(1)     Each person or entity has sole voting and investment power with respect to the shares shown.
(2)     Includes 308,500  shares owned of record by Unifund Financial Group which is controlled by Mr. Barter, and
225,000  shares individually owned by Mr. Barter.  The business address for both R. Scott Barter and Unifund
Financial Group, Inc. is 575 Madison Avenue, Suite 1006, New York, New York 10022.
(3)     The business address of such individual or entity is the same as International Test Systems' address.
(4)     Includes 250,000  shares held of record by Pensar, of which Mr. Birmingham is an affiliate, 25,000 shares held of record by Frances M. Birmingham, Mr. Birmingham's wife, and 5,000 shares held of record by Caitlin Birmingham, Mr.
Birmingham's daughter.
(5)     Includes 250,000  held of record by Pensar through BFP Texas and Mr. Birmingham which are affiliates of Pensar and Mr. Birmingham acts as co-trustee of the general partner of BFP Texas.
(6)     Shares of Directors listed here do not include possible share conversion resulting from the following deferred compensation received in April 2003 by all the Directors:

a.      As part of a deferred compensation plan further described below in Management Compensation, Mr. Birmingham received $30,000 in deferred compensation, which is being accrued, for services as President and CEO in 2002 and 2003.
At any time after this offering is complete, Mr. Birmingham may elect to convert this compensation in the form of shares in the Company at .40 per share, or 75,000 shares.

                                       36


b.     As part of a deferred compensation plan further described below in Management Compensation, Mr. Yount received
$12,000 in deferred compensation, which is being accrued, for services as Director of the Company during 2002 and 2003.
At any time after this offering is complete, Mr. Yount may elect to convert this compensation to shares in the Company at
..40 per share, or 30,000 shares.

c.     As part of a deferred compensation plan further described below in Management Compensation, Mr. Krigel received
$12,000 in deferred compensation, which is being accrued, for services as Director of the Company during 2002 and 2003.
At any time after this offering is complete, Mr. Krigel may elect to convert this compensation to shares in the Company at .40 per share, or 30,000 shares.

(7) The business address for Promota International, Inc. is c/o of Eaton & Van Winkle at 3 Park Avenue, New York,
New York 10016.

Management Compensation
-----------------------

     Carey Birmingham, our Chief Executive Officer and President received $0 during the year ended December 31, 2001, and $0 during the year ended December 31, 2002.

     During the year ended December 31, 2000, Youval Krigel received 25,000 shares of our common stock in consideration for services rendered as a director which the Company valued at $10,000. During the year ended December 31, 2001, Alex Yount received 70,000 shares of common stock which were valued at $28,000 and Youval Krigel received 34,200 shares which were valued at $13,680. In addition, Carey Birmingham received 228,500 shares during the year ended December 31, 2001which were valued at $91,400.

     In May 2002, we entered into a five year employment agreement with Carey Birmingham to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Birmingham receives an annual salary upon the Company raising a minimum of $125,000 of $25,000 and $45,000 in the event the Company raises a minimum of $500,000 in this offering. Thereafter, Mr. Birmingham's salary will be as follows:

     Year 2-$55,000, Year 3-$65,000, Year 4-$75,000 and Year 5-$100,000.

     The Company is highly dependent on the services of Mr. Birmingham who has entered into an employment agreement with the Company which provides that Mr. Birmingham will not compete with the Company for twelve months upon termination of the agreement.

     In April 2003 the Board of Directors elected to issue Mr. Birmingham $30,000 in deferred salary and bonus, to be accrued, for services as President, CEO and Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Birmingham may elect to convert this deferred compensation into the Company's common stock at a price of .40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Birmingham's deferred compensation will convert into 75,000 shares of stock.

     In April 2003 the Board of Directors elected to issue Mr. Alex Yount
$12,000 in deferred compensation, to be accrued, for services as Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Yount may elect to convert this deferred compensation into the Company's common stock at a price of ..40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Yount's deferred compensation will convert into 30,000 shares of stock.

     In April 2003 the Board of Directors elected to issue Mr. Youval Krigel $12,000 in deferred compensation, to be accrued, for services as Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Krigel may elect to convert this deferred compensation into the Company's common stock at a price of ..40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Krigel's deferred compensation will convert into 30,000 shares of stock.


NOTE: after reviewing the above, potential investors should consider whether or
-----
not the compensation to Mr. Birmingham and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

                              SELLING SHAREHOLDERS

     Not applicable

                              CERTAIN TRANSACTIONS

     Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of International Test Systems, (Texas) prior to our reorganization in Delaware in September 1999.

     During the first quarter of 1997 in a private sale pursuant to Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our Company, all holders exchanged all of their shares in ITS Texas for shares in our Company. Stephen G. Birmingham is the father of Carey Birmingham, the president of our Company.

     Carey Birmingham is chairman and president of our Company as well as President of Pensar LLC. On June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on
Pensar technology.   Pensar owned 45.625% of the total shares of ITS Texas on
June 16, 1999.

     Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distributor agreement with Pensar. He was at such time owner of 1,262,156 units, or 50.49% of Pensar and the majority shareholder in Pensar.

     Our Company was re-organized in Delaware in September 1999 in anticipation of completing a public offering of our stock. On that same date, ITS Texas assigned us the distribution agreement with Pensar LLC, and ITS Texas ceased all day-to-day business. On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar.

     Although Mr. Birmingham was president and a director of ITS Texas and Pensar during 1999, ITS Texas, Pensar and ITS Delaware, had different third party directors who gave final approval of the distribution agreement and our efforts to obtain additional capital in the public markets. In addition to Mr. Birmingham, the other majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., (re-named BFP Texas, Ltd. in 2001). Mr. Birmingham served (and continues to serve) as co-trustee of the General Partner of BFP, Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd. By virtue of a Trust Agreement, Mr. Birmingham was, at the time, the beneficiary of less than a 5% Limited Partnership interest in BFP, Texas, Ltd. As of June 30, 2002, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP Texas, Ltd.

     We entered into an Asset Purchase Agreement with Pensar in May 2002, which
superceded the distribution agreement.   Pursuant to the Asset Purchase
Agreement, we acquired all of the assets of Pensar in consideration for 300,000 shares of our stock and the assumption of liabilities of Pensar in the amount of $30,835.

     At the time of the Asset Purchase Agreement between Pensar and our Company, Mr. Birmingham owned 1,262,156 units in Pensar, or 50.49% of Pensar. BFP Texas, Ltd., (formerly Birmingham Family Partnership, Ltd.), owned 737,844 units of Pensar, or 29.51%. By virtue of a Trust Agreement, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP, Texas, Ltd. Mr. Birmingham also serves as co-trustee of the General Partner of BFP Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd.

     In August 2002 Mr. Birmingham gifted 162,156 of his units in Pensar to his wife for no consideration. This left Mr. Birmingham with 1,100,000 units, or a 44% interest, in Pensar.

     Also in August 2002, Mr. Birmingham transferred a total of 127,000 shares of his stock in our Company in a series of transactions described in more detail below. Mr. Birmingham transferred 25,000 shares to Frances M. Birmingham, his wife, and 5,000 shares to Caitlin Birmingham, his daughter. Mr. Birmingham is the beneficial owner of the 30,000 shares discussed in the sentence above.

     In October 2002, Mr. Birmingham gifted 500 shares of his stock to each of Francis W. White, Christopher Ullman, Hans Hodell and Brian Harris.

     In December 2002, Mr. Birmingham transferred a total of 75,000 shares of his stock to R. Scott Barter in consideration for consulting services rendered to the Company.

     In April 2003, Mr. Birmingham sold 263,000 shares, in a private transaction, to Promota International, Inc., a Delaware Corporation, for .24 per share, or $62,600 after expenses.

     Following the transfers and personal sale of shares by Mr. Birmingham, his direct ownership in our Company as of May 31, 2003 is 181,500 shares of common stock.

     As a result of his ownership in Pensar as well as his status as an affiliate, Mr. Birmingham is the beneficial owner of all 250,000 shares of our Company owned by Pensar, in addition to the shares he already owns directly in our Company.

     Except for its ownership interest in Pensar, BFP Texas, Ltd. owns no shares directly in our Company. By nature of its ownership in Pensar, BFP Texas, Ltd.
is the beneficial owner of all 250,000 shares of our Company.   Therefore, by
virtue of his role as co-trustee of the General Partners of BFP Texas, Mr. Birmingham owns a beneficial interest in our Company of 250,000 shares through BFP Texas.

     Therefore, by virtue of his direct ownership of shares and shares held by wife and daughter, his ownership in Pensar, and his Limited Partnership interest in BFP Texas, Mr. Birmingham held a total beneficial interest of 736,500 shares of our Company as of May 31, 2003.

The following is a description of individual stock transactions from September
------------------------------------------------------------------------------
1999 through May 2003:
--------------------

Unifund Financial Group, Inc.
-----------------------------

     Unifund Financial Group, Inc. purchased 574,000 newly issued shares of our Company from June through November 1999 for $57,400, or $.10 per share. Unifund's chief executive officer, Scott Barter, was appointed to our board of directors. Mr. Barter resigned from our board of directors on April 30, 2001.

     Unifund was awarded an additional 196,000 newly issued shares in September 1999, valued at $78,400, or $.40 per share, in consideration for providing management, business and marketing advice and to fund certain legal and accounting expenses in connection with the reorganization of our business.

     Unifund purchased 250,000 newly issued shares on February 2, 2000 for $25,000, or $.10 per share.

     Unifund transferred 70,000 of its own shares, valued at $28,000, or $.40 per share, in July 2001 to Alex Yount in consideration for Mr. Yount becoming a Company director of our Company. Alex Yount became our director on May 1, 2001.

     Unifund transferred 228,500 of its own shares, valued at $91,400, or $.40 per share, in July 2001 to Carey Birmingham in consideration for contributions to our Company as an officer and director and to entice Mr. Birmingham to continue as an officer and director.

     Unifund returned for cancellation 100,000 of its own shares, valued at $40,000, or $.40 per share, in May 2002 in connection with the Asset Purchase Agreement between the Company and Pensar.

     Unifund transferred 25,000 of its own shares, valued at $10,000, or $. 40 per share, in June 2002 to Warren Kirshenbaum in consideration for future legal services to be provided upon our becoming a publicly traded Company. Subsequently, in March 2003, these shares were returned to Unifund by Mr. Kirshenbaum.

     Unifund transferred 25,000 of its own shares, valued at $10,000, or $.40 per share, in June 2002 to Richard Cohen in anticipation of providing future management and financial consulting services upon our becoming a publicly traded Company.

     Unifund transferred 25,000 of its own shares, valued at $10,000, or $.40 per share, in June 2002 to Wayne Brannan in consideration for providing future management and financial consulting services upon our becoming a publicly traded Company.

     In April 2003, Unifund Financial Group, a shareholder of our Company which is controlled by Mr. Scott Barter, sold 263,000 shares, in a private transaction, to Promota International, Inc., a Delaware Corporation, for .24 per
share, or $62,600 after expenses.     These transactions leave Unifund with
total shares of 308,500 shares of our Company as of May 31, 2003.

Carey Birmingham, Our President and Director
--------------------------------------------

     Carey Birmingham was awarded 193,000 newly issued shares, valued at $77,200, or $.40 per share, in December 1999 in lieu of payment for his services as a chief executive officer and director for the year ended 1999.

     Mr. Birmingham purchased an additional 250,000 newly issued shares of our Company for $25,000, or $.10 per share in February 2000.

     Mr. Birmingham was awarded an additional 50,000 newly issued shares of our Company valued at $20,000, or $.40 per share in December 2000 in lieu of payment for his services as a chief executive officer and director for the year ended 2000.

     Mr. Birmingham received 228,500 transferred shares, valued at $91,400, or $.40 per share from Unifund Financial Group in July 2001 in lieu of payment for his services as a chief executive officer and director and to entice him to remain as CEO of our Company.

     Mr. Birmingham returned for cancellation 100,000 of his own shares, valued at $40,000, or $.40 per share, in May 2002 in connection with the Asset Purchase Agreement between the Company and Pensar Technologies.

     Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Warren Kirshenbaum in consideration for providing future legal services upon our becoming a publicly traded Company. Subsequently, in March 2003, these shares were returned to Mr. Birmingham by Mr. Kirshenbaum.

     Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Richard Cohen in consideration for providing future management and financial consulting services upon our becoming a publicly traded Company.

     Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Wayne Brannan in consideration for providing future management and financial consulting services upon our becoming a publicly traded Company.

     In August 2002, Mr. Birmingham gifted 50,000 of his own shares to the following individuals:

Frances M. Birmingham received 25,000 shares.
David W. Mooney received 10,000 shares.
Jay Alkire received 10,000 shares.
Caitlin Birmingham received 5,000 shares.

     In October 2002, Mr. Birmingham gifted 2,000 of his own shares to the following individuals:

Frank W. White received 500 shares
Christopher Ullman received 500 shares
Hans Hodell received 500 shares
Brian Harris received 500 shares

     In December 2002, Mr. Birmingham transferred a total of 75,000 shares of his stock to R. Scott Barter in consideration for consulting services rendered to the Company.

     In April 2003, Mr. Birmingham sold 263,000 shares, in a private transaction, to Promota International, Inc., a Delaware Corporation, for .24 per share, or $62,600 after expenses.

     These transactions leave Mr. Birmingham owning  181,500  shares directly,
and 30,000 shares through family members as of May 31, 2003.   However, by
virtue of his direct ownership of shares in our Company, his ownership through family members, his ownership in Pensar, and his Limited Partnership interest in BFP, Texas, Mr. Birmingham holds a total beneficial interest of 736,500 shares of our Company as of May 31, 2003

     In April 2003 the Board of Directors elected to issue Mr. Birmingham $30,000 in deferred salary and bonus, to be accrued, for services as President, CEO and Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Birmingham may elect to convert this deferred compensation into the Company's common stock at a price of .40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Birmingham's deferred compensation will convert into 75,000 shares of stock.

Directors of the Company.
------------------------

     H. Youval Krigel was awarded 803 shares of our common stock in exchange for his shares of ITS Texas and 9,997 newly issued shares, valued at $3,999 or $.40 per share, in December 1999 in lieu of payment for consulting and directorial services for the year ended 1999.

     Mr. Krigel was awarded an additional 25,000 newly issued shares of our Company valued at $10,000, or $.40 per share, in December 2000 in lieu of payment for his services as director for the year ended 2000.

     Mr. Krigel was awarded 34,200 newly issued shares, valued at $13,680, or $.40 per share, in July 2001 in lieu of payment for his services as a director and to entice him to remain a director of our Company.

     These transactions leave Mr. Krigel with total shares of 70,000 shares of our Company as of October 1, 2002.

     In April 2003 the Board of Directors elected to issue Mr. Youval Krigel $12,000 in deferred compensation, to be accrued, for services as Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Krigel may elect to convert this deferred compensation into the Company's common stock at a price of ..40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Krigel's deferred compensation will convert into 30,000 shares of stock.

     H. Alex Yount received 70,000 shares, valued at $28,000, or $.40 per share, transferred from Unifund Financial Group in July 2001 in lieu of payment for his services as a director of our Company. Mr. Yount became a Director in May 2001 and remains on our board. Mr. Yount personally, therefore, owns 70,000 shares of our Company.

In April 2003 the Board of Directors elected to issue Mr. Alex Yount $12,000 in deferred compensation, to be accrued, for services as Director during 2002 and 2003. Under the terms of the Board Resolution, Mr. Yount may elect to convert this deferred compensation into the Company's common stock at a price of .40 per share at any time after the Company's Registration Statement is declared effective by the Securities and Exchange Commission. If converted, Mr. Yount's deferred compensation will convert into 30,000 shares of stock.

Individual Shareholders and companies other than Directors:
-----------------------------------------------------------

     Scott Barter received 150,000 shares in remuneration for his directorial function and consulting services at the end of 1999. These shares were valued at $.40 per share, or $60,000. In July 2001, Mr. Barter received an additional 50,000 shares for directorial and consulting services valued at $20,000 or $.40 per share. In December 2002 Mr. Barter received an additional 75,000 shares from Carey Birmingham in recognition of his consulting services during 2002 which were valued at $30,000 or $.40 per share. Mr. Barter personally, therefore, owns 275,000 shares of our Company.

     Sheila Corvino was awarded 50,000 newly issued shares valued at $20,000, or $.40 per share, in September 1999 for legal services provided to our Company. Services anticipated by the delivery of these shares were deemed never received by the Company and the shares were cancelled in March 2003.

     Brad Smith was awarded 50,000 newly issued shares valued at $20,000, or $.40 share, in September 1999 for consulting services.

     Elizabeth Acton was awarded 5,000 newly issued shares, valued at $2,000, or $.40 per share, in September 1999 for providing administrative services to the Company. Ms. Acton was also awarded an 15,800 shares, valued at $6,320, or $.40 per share, in July 2001 for providing additional administrative services to our Company. Ms. Acton therefore owns a total of 20,800 shares of our Company.

     Harris Schiff was awarded 10,000 newly issued shares, valued at $4,000, or $.40 per share, in September 1999 for providing word processing and management information services to the Company.

     Alan Scott was awarded 5,000 newly issued shares, valued at $2,000 or $.40 per share, in September 1999 for providing legal services to the Company.

     Stephen Birmingham received 146 shares in exchange for his shares of ITS Texas and was awarded 4,854 newly issued shares, valued at $1,942, in September 1999 in consideration for services rendered. Mr. S. Birmingham was awarded an additional 7,200 newly issued shares valued at $2,880, or $.40 per share, in May 2002 in consideration for services rendered. Mr. S. Birmingham, therefore, owns a total of 12,200 shares of our Company. Stephen Birmingham is the father of Carey Birmingham, our President and CEO.

     Dr. Ed Lahniers received 15 shares in exchange for his shares of ITS Texas and was awarded 485 newly issued shares, valued at $194, in September 1999 in consideration for services rendered. Dr. Lahniers was awarded an additional 7,200 newly issued shares valued at $2,880, or $.40 per share, in May 2002 in consideration for services rendered. Dr. Lahniers, therefore, owns a total of 7,700 shares of our Company.

     B. Raphael Sonsino received 300 newly issued shares in exchange for his shares of ITS Texas. Mr. Sonsino was awarded an additional 5,300 newly issued shares valued at $2,120, or $.40 per share, in May 2002 in consideration for services rendered. Mr. Sonsino, therefore, owns a total of 5,600 shares of our Company.

     Andree Sonsino received 6 shares of Company common stock in consideration for his shares of ITS Texas and Mr. Sonsino was awarded 394 newly issued shares, valued at $158, in September 1999 in consideration for services rendered. Ms. Sonsino was awarded an additional 5,300 newly issued shares valued at $2,120, or $.40 per share, in May 2002 in consideration for services rendered. Ms. Sonsino, therefore, owns a total of 5,700 shares of our Company.

     Pensar Technologies, LLC received 300,000 shares of our Company valued at $120,000, or $.40 per share in May 2002 as part consideration for the Asset Purchase Agreement described above.

     David M. Loev, Attorney at Law formerly of Vanderkam & Sanders, was awarded 100,000 newly issued shares valued at $40,000, or $.40 per share, in May 2002, in consideration for legal services rendered.

     Warren Kirshenbaum received 50,000 transferred shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future legal services upon our becoming a publicly traded Company. These shares were returned to Unifund and Mr. Birmingham in March 2003.

     Richard Cohen received 50,000 transferred shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future management and financial consulting services upon our becoming a publicly traded Company.

     Wayne Brannan received 50,000 shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future management and financial consulting services upon our becoming
a publicly traded Company.   Wayne Brannan received an additional 16,000 shares
of newly issued stock in March 2003, valued at $6,400, or $.40 per share, for consulting services. This leaves Mr. Brannan with 66,000 shares of our Company.

     In April 2003, R. Scott Barter sold 50,000 shares, in a private transaction, to Promota International, Inc., a Delaware Corporation, for .24 per share, or $11,900 after expenses. As a result of this transaction, Mr. Barter now owns a total of 225,000 shares of our Company.

     In April 2003, Pensar Technologies, LLC, a shareholder of our Company which is controlled by Mr. Birmingham sold 50,000 shares, in a private transaction, to Promota International, Inc., a Delaware Corporation, for .24 per share, or $11,900 after expenses. As a result of this transaction, Pensar now owns a total of 250,000 shares of our Company.

Other Financial Relationships between parties:
----------------------------------------------

     From March 2002 through March 2003, BFP Texas, Ltd., (formerly the Birmingham Family Partnership, Ltd.) loaned the Company $60,500 for legal and accounting services in connection with the preparation of this registration statement. These funds were received from BFP Texas, Ltd. under the terms of a revolving line of credit in the amount of $25,000. The line of credit was increased to $40,000 in August 2002,and again to $75,000 in December 2002 and matures on December 31, 2003, unless otherwise extended, and accrues interest at 8%. Mr. Birmingham serves as co-trustee of the General Partner of BFP, Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd. In addition, by virtue of a Trust Agreement, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP, Texas, Ltd.

     In March 2003, Carey G. Birmingham loaned the Company $20,000 for legal and accounting services in connection with the preparation of this registration statement. These funds were received from Mr. Birmingham under the terms of a revolving line of credit in the amount of $30,000 which matures on December 31, 2003, unless otherwise extended, and accrues interest at 8%.



     Stephen Birmingham, a shareholder in both Pensar and our Company, is not affiliated with and holds no interest in BFP Texas, Ltd.


                          DESCRIPTION OF THE SECURITIES

The securities offered for sale consist of:

     1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share.

     1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and 1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share.

     Our shares of common stock, our class A warrants and our class B warrants
can be purchased separately in any amounts.   We have reserved (1) 1,250,000
shares for issuance upon the exercise of our Class A redeemable warrants, and
(2) 1,250,000 shares for issuance upon the exercise of our Class B redeemable warrants.

     Prior to this offering, there are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights. Upon completion of this offering, a maximum of 1,250,000 shares will be issuable upon the exercise of Class A redeemable warrants and a maximum of 1,250,000 shares will be issuable upon the exercise of Class B redeemable warrants. In addition, up to 125,000 shares of common stock will be issuable to Public Securities, our underwriters, at $.56 per share, at the rate of one share for every 10 shares sold by Public Securities in this offering. There are no shares of common stock subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants. Stock purchase agreements, stock options, warrants, or rights may be approved by the Company's Board of Directors without shareholder approval.

                                  Common Stock

     Our certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $.001 per share, of which 2,116,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.

     FUTURE ISSUANCES OF OUR COMMON STOCK COULD DILUTE CURRENT SHAREHOLDERS AND ADVERSELY AFFECT THE MARKET IF IT DEVELOPS. We have the authority to issue up to 50,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.


                                 Preferred Stock

     Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $.001 per share. We have no present plans for the issuance of such preferred stock. The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

     restricting dividends on the common stock;

     diluting the voting power of the common stock;

     impairing the liquidation rights of the common stock; and

     delaying or preventing a change in control of International Test Systems without further action by the stockholders.


                                    Warrants

     The Company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the office of the SEC in Washington, D. C.

The Class A Redeemable Warrants
-------------------------------

     The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the Company and American Stock Transfer and Trust Company . One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment . The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

     The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering. After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent, American Stock Transfer, by surrendering his or her warrant, and paying the exercise price for each warrant being exercised.

     No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the exercise price paid in full.

     The class A redeemable warrants are subject to redemption by the Company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

     If required, the Company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

The Class B Redeemable Warrants
-------------------------------

     The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the Company and American Stock Transfer. One class B redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment. The class B redeemable warrants are subject to adjustment in the exercise price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

     The class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering. After the expiration date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the class B redeemable warrant agent and, by surrendering his or her warrant, and paying the class B exercise price for each class B redeemable warrant being exercised.

     No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the exercise price paid in full.

     The class B redeemable warrants are subject to redemption by the Company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

     If required, the Company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such common stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

Transfer Agent
--------------

     American Stock Transfer serves as the transfer agent for our shares of common stock, class A warrants and our class B warrants.

Dividend Policy
---------------

     We have not paid any cash dividends to date, there are no assets available to pay dividends, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

                                LEGAL PROCEEDINGS

     None

                                     EXPERTS

     The financial statements for the year ended December 31, 2002 and the year ended December 31, 2001 included in this registration statement have been included herein in reliance upon the report of Malone & Bailey, PLLC, independent certified public accountants given on the authority of said firm as experts in auditing and accounting.

Legal Matters
-------------

     Certain legal matters in connection with the registration of the securities were passed upon by David M. Loev, Attorney at Law, counsel to the Company. David M. Loev was awarded 100,000 shares of our common stock in consideration of services rendered.

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                                   DISCLOSURE

     On January 8, 2002, the client-auditor relationship between International Test Systems, Inc., (ITS) and Thomas P. Monahan, CPA ("Monahan ceased as Monahan was dismissed as the Company's auditor.

     To ITS's current Board of Directors, Monahan's report on his audit of ITS for the period from inception (May 13, 1999) through December 31, 1999 and the year ended December 31, 2000 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the audits of ITS's financial statements for the period from inception (May 13, 1999) through December 31, 1999 and the year ended December 31, 2000 and the interim period from December 31, 2000 to the date Monahan was dismissed, Monahan did not have any disagreements with ITS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s) if not resolved to the satisfaction of Monahan, would have caused Monahan to make reference to the subject matter of the disagreement(s) in connection with its reports.

     The decision to change accountants was approved by ITS's Board of Directors.

     On March 18, 2002, ITS engaged Malone & Bailey, PLLC as its independent accountants for the fiscal years ended December 31, 2000 and 2001. During 2000, 2001 and the subsequent interim period in 2002 prior to engaging Malone & Bailey, ITS did not consult with Malone & Bailey regarding either (i) the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on ITS's financial statements; or (ii) any matter that was either the subject matter of a disagreement or a reportable event. Malone & Bailey, PLLC has reviewed the disclosure required by Item 304(a) before it was filed with the Commission and has been provided an opportunity to furnish ITS with a letter addressed to the Commission containing any new information, clarification of ITS's expression of its views, or the respects in which it does not agree with the statements made by ITS in response to Item 304(a). Malone & Bailey, PLLC did not furnish a letter to the Commission.

     ITS has requested that Monahan review the disclosure and to furnish ITS with a letter addressed to the Commission containing any new information, clarification of ITS's expression of its views, or the respect in which it does not agree with the statements made by ITS herein. Such letter has not been received from Monahan as of the date of this filing.

    CERTAIN PROVISIONS OF OUR ARTICLES AND BY-LAWS AND DISCLOSURE OF COMMISSION
           POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for any breach of such director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on the board of directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In addition, the amended certificate and by-laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our Company, or is or was serving at the request of our Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

Financial Statements


                        INTERNATIONAL TEST SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                              As of March 31, 2003
                                  (Unaudited)


     ASSETS
Current Assets
  Accounts receivable, net of $0 allowance
    for doubtful accounts                                             $      542
  Due from related parties                                                 1,301
  Inventory                                                                2,798
                                                                      -----------
    Total Current Assets                                                   4,641

Fixed assets, net of $27,098 accumulated depreciation                      2,587
Deferred offering costs                                                  186,664
                                                                      -----------
     Total Assets                                                     $  193,892
                                                                      ===========



      LIABILITIES
Current Liabilities
  Accounts payable                                                    $   34,951
  Accrued expenses                                                         3,025
  Current portion of note payable                                            595
  Notes payable to related parties                                        85,500
                                                                      -----------
    Total Current Liabilities                                            124,071

Long term portion of note payable                                            853
                                                                      -----------
      Total Liabilities                                                  124,924
                                                                      -----------


      STOCKHOLDERS' EQUITY
Preferred stock, $.001 par, 10,000,000 shares
  authorized, none issued and outstanding
Common stock, $.001 par, 50,000,000 shares
  authorized, 2,116,000 shares outstanding                                 2,116
Additional paid in capital                                             1,465,875
Retained deficit                                                      (1,399,023)
                                                                      -----------
    Total Stockholders' Equity                                            68,968
                                                                      -----------
      Total Liabilities and Stockholders' Equity                      $  193,892


                        INTERNATIONAL TEST SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 2003 and 2002
                                  (Unaudited)


                                                2003        2002
                                              ---------   ---------
Revenue from equipment sales
  and sales commissions                      $      500   $    700

Selling expenses                                      7          -
General & administrative
  - paid in cash                                 13,311     11,899
  - paid in stock                                 6,400          -
Depreciation                                        790          -
                                              ---------   ---------
  Loss From Operations                          (20,008)   (11,199)

Interest expense                                ( 1,923)         -
                                              ---------   ---------
Net loss                                     $  (21,931)  $(11,199)
                                              =========   =========

Basic and diluted net loss per common share  $     (.01)  $   (.01)
Weighted average common shares outstanding    2,102,667  1,875,000


                        INTERNATIONAL TEST SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 2003 and 2002
                                  (Unaudited)


                                                                  2003       2002
                                                                ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                      $(21,931)  $(11,199)
  Adjustments to reconcile net loss
    to cash used in operating activities:
    Stock issued for services                                      6,400
    Depreciation                                                     790
    Changes in:
      Accounts receivable                                        (   269)
      Due from related parties                                   (   524)
      Accounts payable                                           (13,471)
      Accrued expenses                                             1,436
                                                                ---------  ---------
NET CASH USED IN OPERATING ACTIVITIES                            (27,569)   (11,199)
                                                                ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable to related parties                  31,500     11,500
  Payments on notes payable to related parties                   (   750)
  Payments on note payable                                       (   226)
  Increase in deferred offering costs                            ( 2,955)
                                                                ---------  ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         27,569     11,500
                                                                ---------  ---------
NET CHANGE IN CASH                                                     0        301

CASH AT BEGINNING OF PERIOD                                            0        171
                                                                ---------  ---------
CASH AT END OF PERIOD                                           $      0   $    472
                                                                =========  =========

                        INTERNATIONAL TEST SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of International Test Systems, Inc., a Delaware corporation ("ITS"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in ITS' latest Annual Report filed with the SEC on Form SB-1. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2002 as reported in Form SB-1, have been omitted.


NOTE 2 - NOTES PAYABLE TO RELATED PARTIES

In March 2003 ITS signed an unsecured line of credit agreement with a major shareholder. The agreement provides for a $30,000 line of credit available to ITS as needed. Unpaid principal bears interest of 10%, with interest due on the fifteenth of each month which is being accrued. Approximately $10,000 was available for borrowing as of March 31, 2003. The entire unpaid principal and interest is due on December 31, 2003.


NOTE 3 - COMMON STOCK

In March 2003, ITS issued 16,000 shares for services to a third party valued at $.40 per share or $6,400. The entire $6,400 has been recorded as an expense in the three months ending March 31, 2003.


NOTE 4 - SUBSEQUENT EVENT

On April 23, 2003, the board of directors approved payments to three officers and directors for past services totaling $54,000. The officers and directors can elect to receive their compensation in the form of ITS common stock using a $.40 per share conversion factor.

                           INDEPENDENT AUDITORS REPORT


To the Board of Directors and Stockholders
  International Test Systems, Inc.
  San Antonio, Texas

We have audited the accompanying consolidated balance sheet of International Test Systems, Inc., as of December 31, 2002 and the related consolidated statements of expenses, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of ITS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc. as of December 31, 2002 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that ITS will continue as a going concern. As discussed in Note 2 to the financial statements, ITS has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 14 to the financial statements, errors resulting in an overstatement of previously reported par value of common stock, additional paid in capital, and net loss as of and for the year ended December 31, 2002, was discovered by the management of ITS during 2003. Accordingly, adjustments have been made as of December 31, 2002, to correct the error.


MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

February 11, 2003
  except Note 14, which
  is dated May 27, 2003


                INTERNATIONAL TEST SYSTEMS, INC.
                   CONSOLIDATED BALANCE SHEET
                    As of December 31, 2002
                           (Restated)


      ASSETS
Current Assets
  Accounts receivable, net of $0 allowance
    for doubtful accounts                            $     273
  Due from related parties                                 776
  Inventory                                              2,798
                                                    -----------
    Total Current Assets                                 3,847

Fixed assets, net of $26,308 accumulated depreciation    3,377
Deferred offering costs                                183,710
                                                    -----------
      Total Assets                                   $ 190,934
                                                    ===========



      LIABILITIES
Current Liabilities
  Accounts payable                                   $  48,422
  Accrued expenses                                       1,589
  Current portion of note payable                          806
  Note payable to a related party                       54,750
                                                    -----------
    Total Current Liabilities                          105,567

Long term portion of note payable                          868
                                                    -----------
      Total Liabilities                                106,435
                                                    -----------

Commitments


      STOCKHOLDERS' EQUITY
Preferred stock, $.001 par, 10,000,000 shares
  authorized, none issued and outstanding
Common stock, $.001 par, 50,000,000 shares
  authorized, 2,100,000 shares outstanding               2,100
Additional paid in capital                           1,459,491
Retained deficit                                    (1,377,092)
                                                    -----------
    Total Stockholders' Equity                          84,499
                                                    -----------
      Total Liabilities and Stockholders' Equity     $ 190,934
                                                    ===========


                   INTERNATIONAL TEST SYSTEMS, INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS
          For the Years Ended December 31, 2002 and 2001

                                              (Restated)
                                                 2002         2001
                                              ---------    ---------
Revenue from equipment sales
  and sales commissions                      $    9,534   $    5,675

Selling expenses                                    236
General & administrative
  - paid in cash                                 52,023       15,507
  - paid in stock                                88,800      139,400
Depreciation                                      3,576
Impairment of goodwill                          135,169
                                              ---------    ---------
  Loss From Operations                         (270,270)    (149,232)

Other Expense
  Interest expense                             (  1,635)
                                              ---------    ---------
Net loss                                     $ (271,905)  $ (149,232)
                                              ==========   =========


Basic and diluted net loss per common share  $     (.13)  $     (.08)
Weighted average common shares outstanding    2,025,000    1,816,667


                             INTERNATIONAL TEST SYSTEMS, INC.
                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     For the Years Ended December 31, 2002 and 2001



                                        Common Stock               Net
                                     Shares         Amount         Loss        Totals
                                   ---------     ----------     -----------   ---------
Balances, December 31, 2000         1,775,000   $  1,031,418   $ (  955,955)  $   75,463

Shares returned to ITS               (298,500)

Shares issued for:
  - services                          348,500        139,400                     139,400
  - deferred offering costs            50,000         20,000                      20,000

Contribution to capital
  by shareholders                                     15,073                      15,073

Net loss                                                         (  149,232)    (149,232)
                                   ---------     ----------     -----------   -----------
Balances, December 31, 2001         1,875,000      1,205,891     (1,105,187)     100,704

Shares issued for:
  - purchase of Pensar                100,000         40,000                      40,000
  - services                          125,000         50,000                      50,000

Contribution to capital
  by shareholders                                    165,700                     165,700

Net loss                                                         (  271,905)    (271,905)
                                   ----------     ----------     -----------   -----------
Balances, December 31, 2002
  (Restated)                        2,100,000      1,461,591   $ (1,377,092)  $   84,499
                                    =========                   ===========     =========
    less: par value                                   (2,100)
                                                --------------
    Additional paid in capital                  $  1,459,491
                                                ==============


                            INTERNATIONAL TEST SYSTEMS, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                    For the Years Ended December 31, 2002 and 2001

                                                            (Restated)
                                                               2002          2001
                                                             ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                 $  (271,905)  $ (149,232)
  Adjustments to reconcile net loss
    to cash used in                              operating activities:
    Stock issued for services                                    88,800      139,400
    Depreciation                                                  3,576
    Impairment of goodwill                                      135,169
    Changes in:
    Accounts receivable                                           3,333      (    30)
    Due from related parties                                        568        7,060
    Inventory                                                     1,308
    Accounts payable                                             20,002      (   440)
    Accrued expenses                                              1,391
                                                             ---------     ---------
NET CASH USED IN OPERATING ACTIVITIES                          ( 17,758)     ( 3,242)
                                                             ---------     ---------
NET CASH FLOWS FROM INVESTING ACTIVITIES
  Cash received in purchase of Pensar                               153
                                                             ---------
NET CASH USED IN INVESTING ACTIVITIES                               153
                                                             ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Shareholder contributions                                       6,900       15,073
  Proceeds from note payable to a related party                  54,750
  Payments on note payable                                     (    543)
  Increase in deferred offering costs                          ( 43,673)     (17,005)
                                                             ---------     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        17,434      ( 1,932)
                                                             ---------     ---------
NET CHANGE IN CASH                                             (    171)     ( 5,174)

CASH AT BEGINNING OF PERIOD                                         171        5,345
                                                             ---------     ---------
CASH AT END OF PERIOD                                       $        0   $      171
                                                             =========     =========
SUPPLEMENTAL DISCLOSURES:
  Interest paid                                             $        46   $        0
  Income taxes paid                                                   0            0

NONCASH ACTIVITIES:
  Deferred offering costs paid with stock                   $    40,000   $   20,000
  Purchase of Pensar
    Cash received                                                   153
    Accounts receivable                                           3,575
    Due from related party                                          878
    Inventory                                                     4,107
    Fixed assets, net                                             6,953
    Accounts payable                                             28,420
    Accrued expenses                                                198
    Note payable                                                  2,217

                        INTERNATIONAL TEST SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. International Test Systems, Inc. ("ITS") was originally formed in Texas on September 20, 1996 to manufacture, market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. This Texas corporation was dissolved in Texas in September 1999 and separately incorporated in Delaware with substantially identical ownership on September 20, 1999. See Note 3.

ITS received commissions from the sale of equipment assembled by a sister company, Pensar, that is used for testing printed circuit boards used in personal computers until May 2002. In May 2002, ITS purchased all the assets and operations of Pensar. See Note 13.

Restatements of 2002 were made.  See note 14 for details.

Principles of consolidation. The consolidated financial statements include the accounts of ITS and its subsidiary, Pensar Technologies, LLC ("Pensar"). All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents. There was no cash or cash equivalents as of December 31, 2002.

Revenue Recognition.   Revenue is recognized when the earning process is
complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished circuit board testing equipment.

Software included in the circuit board testing equipment is considered part of the equipment and the related sale. At the point of sale, the software does not require significant modification, customization or subsequent customer support. Product pricing includes the relevant software. A standard 3-year commercial warranty applies, and warranty claims on the limited sales to date are non-existent. Management does not believe significant warranty claims will arise in the future. No upgrades or enhancements are considered likely to sold equipment.

Inventories. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Long-Lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Impairment of Long-Lived Assets. ITS reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate, or at least annually. ITS assesses recoverability of the carrying value of the asset by first estimating the future net cash flows expected to result from the reporting unit and comparing such with the asset carrying value. If the future net cash flows are less than the carrying value of the reporting unit, then the implied value of the goodwill is compared with its individual carrying value. If the implied value is less, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. An impairment loss of $135,169 was recognized in 2002 on goodwill recorded in the purchase of Pensar. See Note 13.

Income taxes. ITS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. ITS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted earnings per share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There were no common stock equivalents during 2002 or 2001.

Recently issued accounting pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") released its Statement No. 141 "Business Combinations" which eliminated the pooling of interests method and further clarified the criteria to recognize intangible assets separately from goodwill. This statement is effective for any business purchased after June 30, 2001, and these provisions apply to the purchase of Pensar (see Note 13) in May 2002.

In June 2001, FASB issued its Statement No. 142 "Goodwill and Other Intangible Assets" which specified how identifiable intangible assets should be separated from goodwill, that goodwill will no longer be amortized, and how asset impairment should be accounted for. Following FASB 142, ITS recognized an impairment loss in 2002 of $135,169 on goodwill recorded in the purchase of Pensar. See Note 13.

ITS does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on ITS results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, ITS has incurred recurring net losses, and has a working capital deficiency of $101,720 as of December 31, 2002. These conditions create an uncertainty as to ITS's ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if ITS is unable to continue as a going concern.

NOTE 3 - 1999 CORPORATE RESTRUCTURING

On June 24, 1999, ITS Texas agreed with Unifund America, Inc. and Unifund Financial Group, Inc. (both referred to as "Unifund"), and Pensar to dissolve ITS Texas, create a new corporation in Delaware, and also simultaneously transfer all of the assets and liabilities of ITS Texas to Pensar. Pensar was formed as a Texas LLC in 1995 and was owned by 5 entities, two of which were Unifund and the president of ITS Texas ("Birmingham"). Immediately prior to this restructing, Pensar owned 45% of ITS Texas. The agreement was consummated when ITS Delaware was created on September 20, 1999. Under this agreement, all of the shareholders in ITS Texas except Pensar exchanged their ITS Texas shares for shares in ITS Delaware. Pensar gave up all of its shares in ITS Texas for the assets and liabilities of ITS Texas. ITS Texas transferred its net assets of $7,274 to Pensar and ITS Texas was dissolved. Because the ITS Delaware shares were not issued pro-rata with the original ownership in ITS Texas, additional shares have been recorded as compensation expense of $6,292 based on the offering price of $.40 per share.

This agreement also called for the issuance of 770,000 shares and 193,000 shares of ITS stock to both Unifund and Birmingham, respectively, for compensation upon the formation of ITS. On September 20, 1999, in lieu of accepting these shares for compensation, Unifund purchased 574,000 shares of ITS Delaware for $31,200 cash and direct payment of third party vendor bills of $26,200. These payments were recorded as expenses. Since the price paid was below the offering price of $.40 per share, the $.30 difference has been recorded as a deemed dividend.

Additional shares were issued in September 1999, as follows:
- Unifund received 196,000 shares of ITS Delaware for consulting services valued at $.40 per share, or $78,400.
- Unifund's CEO received 150,000 shares of ITS Delaware for director services valued at $.40 per share, or $60,000.
- Birmingham received 193,000 shares of ITS Delaware for compensation valued at $.40 per share, or $77,200.
- five third parties received 165,000 shares of ITS for services valued at $.40 per share, or $66,000.
- two third parties received 55,000 shares of ITS for deferred offering costs valued at $.40 per share, or $22,000.

Stock transactions concerning and around the June 1999 agreement that was consummated in September 1999 are as follows:


                                                          Common Stock
                                                       Shares       Amount
                                                      ---------   ----------
ITS Texas pre-dissolution balances                    1,600,000   $   651,400
ITS Texas is dissolved                               (1,600,000)
Net assets to Pensar                                                 (  7,274)

ITS Delaware shares are issued to former ITS
  Texas shareholders                                      1,270             0
Compensation expense due to disproportionate
  issue of ITS Delaware shares                           15,730         6,292
Shares sold to Unifund for $31,200 cash and direct
  payment of third party expenses of $26,200            574,000       229,600
  - less deemed dividend of $.30 per share                           (172,200)
Shares issued for services at $.40 per share:
  - Unifund                                             196,000        78,400
  - Birmingham                                          193,000        77,200
  - Unifund's CEO                                       150,000        60,000
  - Five third parties                                  165,000        66,000
  - Two third parties (deferred offering costs)          55,000        22,000
                                                      ---------    ----------
ITS Delaware Balances, December 31, 1999              1,350,000   $ 1,011,418
                                                      =========    ===========

NOTE 4 - DUE FROM RELATED PARTY

ITS advanced the president $1,626 during 2002 and the president repaid $850, leaving a balance of $776 as of December 31, 2002.


NOTE 5 - DEFERRED OFFERING COSTS

Legal costs associated with the public offering are being deferred until such time the offering is effective or is aborted. When effective, the deferred offering costs will be charged to equity against the proceeds raised. Deferred offering costs as of December 31, 2002 totaled $183,710.


NOTE 6 - PROPERTY AND EQUIPMENT



                                  Estimated
                                    Useful
                                     Lives     2002
                                   -------   --------
  Furniture and fixtures           5 years   $  25,937
  Computers                        3 years       3,748
                                               --------
                                                29,685
  Less:  accumulated depreciation              (26,308)
                                               --------
                                             $   3,377
                                               ========

NOTE 7 - NOTE PAYABLE

In the purchase of Pensar (see note 13), ITS purchased a note payable. In August 2000, Pensar purchased computer equipment and financed the purchase over a 48-month term bearing interest of 22.99% with monthly payments of $106. The note is collateralized by the computer equipment. The balance as of December 31, 2002 was $1,674, of which $806 is due in 2003, and $868 in 2004.


NOTE 8 - NOTE PAYABLE TO A RELATED PARTY

In March 2002 ITS entered into a line of credit agreement with a major
shareholder.  The agreement provide     d for a $25,000 line of credit available
to ITS as needed. The limit was increased to $40,000 in August 2002 and increased again to $75,000 in December 2002. Unpaid principal and interest bear an interest rate of 8%, with interest due on the fifteenth of each month which is being accrued. Approximately $20,000 was available for borrowing as of December 31, 2002. The entire unpaid principal and interest is due on December 31, 2003.

NOTE 9 - EQUITY

In July 2002, ITS increased the authorized common stock outstanding from 20,000,000 to 50,000,000 and the preferred stock from 5,000,000 to 10,000,000.

2001
----
Birmingham contributed $73 to ITS to fund ongoing operations.

Unifund contributed $15,000 to ITS to fund ongoing operations.

Unifund returned 298,500 shares of ITS common stock to ITS for no consideration. These shares were cancelled. ITS issued 348,500 shares of common stock to several individuals for services provided at $.40 per share, or $139,400. ITS issued 50,000 shares at $.40 per share for deferred offering costs of $20,000.

2002
----
Birmingham Family Partnership contributed $6,900 to ITS to fund ongoing operations.

Unifund and Birmingham transferred 397,000 shares to several individuals for the purchase of Pensar and services performed for ITS. The transaction resulted in a debit to investment in Pensar of $80,000 for 200,000 shares, a debit to expense for services of $38,800 for 97,000 shares, a debit to deferred offering costs of $40,000 for 100,000 shares and a credit to paid in capital as a contribution to capital for $178,800.

ITS issued 100,000 shares valued at $.40 per share or $40,000 for the purchase of Pensar and 125,000 valued at $.40 per share or $50,000 for services.


NOTE 10 - INCOME TAXES

ITS has net a operating loss carryforward of approximately $85,000, which expires in the years 2011 - 2022.

     Deferred tax assets               $ 29,000
     Less: valuation allowance          (29,000)
                                        --------
     Net deferred taxes                $      0
                                        ========


NOTE 11 - COMMITMENTS

In January 2002, ITS and Pensar both entered into a 3 year office lease with the same related party for $100 per month and $200 per month, respectively, which both expire on December 31, 2004. After the purchase of Pensar by ITS, ITS renegotiated both leases for new terms of $150 per month, expiring on December 31, 2004. ITS incurred rent expense of $1,550 and $4,521 in 2002 and 2001, respectively. Future minimum lease payments are $1,800 per year in 2003 and 2004.

In May 2002, ITS entered into a 5-year employment agreement with Carey Birmingham, as President and CEO. The agreement is contingent upon ITS raising a minimum of $125,000. When $125,000 is raised, the 5-year agreement begins. The salary in year one will be $25,000 with a $30,000 increase in year two and a $10,000 per year increase in years three through four and a $25,000 increase in year five. If $500,000 is raised, the salary in year one will be $45,000 with a $10,000 per year increase in years two through four and a $25,000 increase in year five.


NOTE 12 - MAJOR CUSTOMERS

One customer accounted for 90 percent of 2002 sales. ITS sold units for Pensar for a 40 percent commission until May 2002. ITS had no other source of revenue for 2001. No other customer and no vendors accounted for as much as 10 percent of sales or purchases in 2002 or 2001.


NOTE 13 - PURCHASE OF PENSAR OPERATIONS

On May 1, 2002, ITS merged with Pensar by issuing Pensar 100,000 shares of ITS common stock and two shareholders transferring 200,000 shares directly to Pensar for all of Pensar's assets and liabilities. The 300,000 shares were valued at $.40 per share, or $120,000. The goodwill of $135,169 was recorded as of May 1, 2002. An impairment review of goodwill was performed as of December 31, 2002, and because the estimated future net cash flows were less than the carrying value of the goodwill, an impairment loss of $135,169 was recorded.

Goodwill in the purchase of Pensar represents the excess of the purchase price paid (300,000 shares valued at $.40 per share, or $120,000) over the fair value of the assets acquired ($15,666) net of the liabilities assumed ($30,835). The purchase price was negotiated as a private contract between the two major stockholders of both entities, Birmingham and Unifund. There were no other bidders.

The two major shareholders Birmingham and Unifund each transferred 100,000 shares of ITS stock to Pensar as part of the Pensar purchase. Also, certain ITS shareholders were issued 25,000 shares for services valued at $.40 per share, or $10,000.

The primary reason for the merger: ITS was originally formed as the public marketing arm of Pensar products. As planning of the public stock offering progressed, management decided that the legal, accounting and reporting problems created by maintaining two separate entities, one public and one private, were unreasonable and not needed.

A summary of the allocation of the purchase price is as follows:
               Assets acquired
               Cash                         $    153
               Other current assets            8,560
               Property and equipment          6,953
               Liabilities acquired          (30,835)
               Goodwill recorded             135,169

Pensar's results of operations for May 2002 through December 2002 are included in the 2002 Consolidated Statement of Operations. A pro forma summary of results of operations for 2002 and 2001 as if the combination had occurred on January 1, 2001 is as follows:



                                2002        2001
                             ---------    ---------
Sales                       $   10,691   $   14,186

Cost of goods sold               1,206        7,709
Selling expenses                   236
General and administrative     166,966      213,680
Depreciation                     4,955        3,867
Impairment of goodwill         135,169
Interest expense                 3,020        5,157
                             ---------      ---------
Net loss                    $ (300,861)  $ (216,227)
                             =========      =========


NOTE 14 - RESTATEMENTS PREVIOUSLY REPORTED FINANCIAL STATEMENTS

In the originally prepared financials, 50,000 shares were shown as issued to a third party for $20,000 services in June 2002. The shares were never earned or issued. These restated financials correct the amount of shares issued and outstanding as of December 31, 2002.

A summary of the restatements are as follows:


                                       Previously     Increase
As of December 31, 2002:                Stated       (Decrease)      Restated
                                      -----------    -----------    -----------
Balance Sheet:
  Accounts receivable, net           $        273                 $        273
  Due from related parties                    776                          776
  Inventory                                 2,798                        2,798
  Fixed assets, net                         3,377                        3,377
  Deferred offering costs                 183,710                      183,710
                                      -----------                   -----------
    Total assets                     $    190,934                 $    190,934
                                      ===========                   ===========

  Accounts payable                   $     48,422                 $     48,422
  Accrued expenses                          1,589                        1,589
  Current portion of note payable             806                          806
  Note payable to a related party          54,750                       54,750
  Long term portion of note payable           868                          868
  Common stock                              2,150   $    (    50)         2,100
  Additional paid in capital            1,539,441        (19,950)     1,459,491
  Retained deficit                     (1,457,092)        80,000     (1,377,092)
                                       -----------    -----------    -----------
    Total liabilities and equity     $    190,934   $     60,000   $    190,934
                                       ===========    ===========   ===========

For the year ended December 31, 2002:



Statement of Operations:
  Revenue from equipment sales
    And sales commissions                           $   9,534                 $     9,534

  Selling expenses                                        236                         236
  General and administrative
    - paid in cash                                     52,023                      52,023
    - paid in stock                                   108,800   $    (20,000)      88,800
  Depreciation                                          3,576                       3,576
  Impairment of goodwill                              135,169                     135,169
  Interest expense                                      1,635                       1,635
                                                   -----------   -----------    -----------
  Net loss                                         $ (291,905)  $    (20,000)  $ (271,905)
                                                   ===========   ===========   ===========

Basic and diluted net loss per
  common share                                     $     (.14)  $        .01   $     (.13)
Weighted average common shares
  outstanding                                       2,108,333        (83,333)   2,025,000

                           INDEPENDENT AUDITORS REPORT


To the Members
  Pensar Technologies, LLC
  San Antonio, Texas

We have audited the accompanying balance sheet of Pensar Technologies, LLC, as of December 31, 2001 and the related statements of operations, members' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pensar Technologies, LLC as of December 31, 2001 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.


MALONE & BAILEY, PLLC
Houston, Texas
www.malone-bailey.com

April 2, 2002

                            PENSAR TECHNOLOGIES, LLC
                                  BALANCE SHEET
                              As of April 30, 2002
                                   (Unaudited)


               ASSETS
Current Assets
     Cash                                                              $     153
     Accounts receivable                                                   3,575
     Due from related party                                                  878
     Inventory                                                             4,107
                                                                       ---------
          Total Current Assets                                             8,713

Property & equipment, net of $22,732 accumulated depreciation              6,953
                                                                       ---------
               Total Assets                                            $  15,666
                                                                       =========


               LIABILITIES AND MEMBERS' DEFICIT
Current Liabilities
     Accounts payable                                                  $  28,420
     Accrued expenses                                                        198
     Due to related party                                                     46
     Current portion of note payable                                         840
                                                                       ---------
          Total Current Liabilities                                       29,504

Long term portion of note payable                                          1,377
                                                                       ---------
          Total Liabilities                                               30,881

Members' Deficit                                                        (15,215)
                                                                       ---------
     Total Liabilities and Members' Deficit                            $  15,666
                                                                       =========

                            PENSAR TECHNOLOGIES, LLC
                             STATEMENT OF OPERATIONS
                    For the Four Months Ended April 30, 2002
                                   (Unaudited)


                                                                         2002
                                                                       ---------
Sales                                                                  $   1,157

Cost of sales                                                              1,206
General & administrative                                                   7,528
Depreciation                                                               1,379
                                                                       ---------
Net loss                                                              $  (8,956)
                                                                       =========

                             PENSAR TECHNOLOGIES, LLC
                             STATEMENT OF CASH FLOWS
                    For the Four Months Ended April 30, 2002
                                   (Unaudited)

                                                                         2002
                                                                       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                            $  (8,956)
  Adjustments to reconcile net loss
       to cash used by operating activities:
    Depreciation                                                           1,379
    Changes in:
          Accounts receivable                                            (2,755)
          Due from related party                                            (25)
          Inventory                                                        (902)
          Accounts payable                                                 (519)
          Accrued expenses                                                  198
          Due to related party                                             (420)
                                                                       ---------
NET CASH USED IN OPERATING ACTIVITIES                                   (12,000)
                                                                       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
     Capital contributions                                                10,500
     Payments on note payable                                              (300)
                                                                       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 10,200
                                                                       ---------
NET CHANGE IN CASH                                                       (1,800)

CASH AT BEGINNING OF PERIOD                                               1,953
                                                                       ---------
CASH AT END OF PERIOD                                                 $     153
                                                                       =========

                            PENSAR TECHNOLOGIES, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Pensar Technologies, LLC, a Texas Limited Liability Company ("Pensar"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Pensar's latest Annual Report filed with the SEC on Form SB-1. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form SB-1, have been omitted.

                            PENSAR TECHNOLOGIES, LLC
                                  BALANCE SHEET
                             As of December 31, 2001


               ASSETS
Current Assets
     Cash                                                              $   1,953
     Accounts receivable                                                     820
     Due from related party                                                  853
     Inventory                                                             3,204
                                                                       ---------
          Total Current Assets                                             6,830

Property & equipment, net of $21,353 accumulated depreciation              8,332
                                                                       ---------
               Total Assets                                            $  15,162
                                                                       =========


               LIABILITIES AND MEMBERS' DEFICIT
Current Liabilities
     Accounts payable                                                  $  28,937
     Due to related party                                                    466
     Current portion of note payable                                         699
                                                                       ---------
          Total Current Liabilities                                       30,102

Long term portion of note payable                                          1,818
                                                                       ---------
               Total Liabilities                                          31,920

Commitments

Members' Deficit                                                        (16,758)
                                                                       ---------
     Total Liabilities and Members' Deficit                            $  15,162
                                                                       =========

                            PENSAR TECHNOLOGIES, LLC
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2001 and 2000


                                                       2001              2000
                                                    ---------          ---------
Sales                                               $  14,186          $  41,587

Cost of sales                                           7,709             36,381
Selling expenses                                        5,675             10,494
General & administrative                               63,930             30,427
Depreciation                                            3,867              3,092
                                                    ---------          ---------
Net loss                                            $ (66,995)        $ (38,807)
                                                    =========          =========

                            PENSAR TECHNOLOGIES, LLC
                          STATEMENT OF MEMBERS' DEFICIT
                 For the Years Ended December 31, 2001 and 2000



Balance, December 31, 1999                                              $     44

Contributions to capital                                                  21,250
Net loss                                                                (38,807)
                                                                        --------
Balance, December 31, 2000                                              (17,513)

Contributions to capital                                                  67,750
Net loss                                                                (66,995)
                                                                        --------
Balance, December 31, 2001                                             $(16,758)
                                                                        ========

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            PENSAR TECHNOLOGIES, LLC
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000

                                                       2001              2000
                                                    ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $ (66,995)         $ (38,807)
  Adjustments to reconcile net loss
       to cash used by operating activities:
    Depreciation                                       3,867              3,092
    Changes in:
          Accounts receivable                          1,102            (   673)
          Due from related party                     (   853)               518
          Inventory                                    2,757              6,114
          Accounts payable                             1,270            ( 2,101)
          Due to related party                       ( 7,060)            10,482
                                                    ---------          ---------
NET CASH USED IN OPERATING ACTIVITIES                (65,912)           (21,375)
                                                    ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment              (   649)
                                                    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital contributions                               67,750             21,250
     Payments on note payable                        (   659)           (   130)
                                                    ---------          ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES             67,091             21,120
                                                    ---------          ---------
NET CHANGE IN CASH                                       530            (   255)

CASH AT BEGINNING OF PERIOD                            1,421              1,676
                                                   ---------          ---------
CASH AT END OF PERIOD                              $   1,953          $   1,421
                                                   =========          =========

NONCASH ACTIVITIES:
     Purchase of seller-financed property and equipment               $   3,306

                            PENSAR TECHNOLOGIES, LLC
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Pensar Technologies, LLC ("Pensar") is a Texas Limited Liability Company formed on April 20, 1995.

Pensar assembles equipment used for testing printed circuit boards used in personal computers. The equipment is sold by a sister company, International Test Systems, Inc. These two companies merged on May 5, 2002. See Note 10.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished circuit board testing equipment.

Software included in the circuit board testing equipment is considered part of the equipment and the related sale. At the point of sale, the software does not require significant modification, customization or subsequent customer support. Product pricing includes the relevant software. A standard 3-year commercial warranty applies, and warranty claims on the limited sales to date are non-existent. Management does not believe significant warranty claims will arise in the future. No upgrades or enhancements are considered likely to sold equipment.

Inventories. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Long-Lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. There were no impairment losses in 2001 or 2000.

Income taxes. ITS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. ITS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently issued accounting pronouncements. ITS does not expect the adoption of recently issued accounting pronouncements to have a significant impact on ITS results of operations, financial position or cash flow.

NOTE 2 - DUE FROM RELATED PARTY

In 2001, Pensar purchased two computers for one of it's members. The total price was $853, which that shareholder has agreed to reimburse.



NOTE 3 - PROPERTY AND EQUIPMENT


                                 Estimated
                                   Useful
                                   Lives       2001
                                  -------    --------
Furniture and fixtures             5 years   $  25,730
Computers                          3 years       3,995
                                              --------
                                                29,685
Less:  accumulated depreciation                (21,353)
                                              --------
                                             $   8,332
                                              ========


NOTE 4 - DUE TO RELATED PARTY

By agreement, Pensar pays a 40 percent commission on sales of Pensar products by International Test Systems, Inc. ("ITS"). Both companies have had similar ownership since inception. In addition to commissions and ownership, both companies share management and expenses and at times owe one another money. As of December 31, 2001, Pensar owed ITS $466.


NOTE 5 - NOTE PAYABLE

In August 2000, Pensar purchased computer equipment and financed the purchase over a 48-month term bearing interest of 22.99% with monthly payments of $106. The note is collateralized by the computer equipment. The balance as of December 31, 2001 was $2,517, of which $699 is due in 2002, $950 in 2003, and $868 in
2004.


NOTE 6 - CAPITAL ACCOUNTS

Capital contributions of $67,750 and $21,250 have been made for the 2001 and 2000, respectively, by a member to fund ongoing operations.


NOTE 7 - INCOME TAXES

Pensar is treated as a partnership for federal income tax purposes. Accordingly, its earnings are exempt from federal income taxes. Income or loss is reported on the members' federal income tax returns.


NOTE 8 - COMMITMENTS

Pensar's previous office lease expired in 2001. In January 2002, Pensar entered into a new three year office lease with a related party for $200 per month which expires on December 31, 2004. Pensar incurred rent expense of $3,535 and $4,325 in 2001 and 2000, respectively. Future minimum lease payments are $2,400 per year in each of 2002, 2003, and 2004.

NOTE 9 - MAJOR CUSTOMERS

Three customers each accounted for 1/3 of 2001 sales. Two different customers accounted for 55 percent and 24 percent of 2000 sales. No other customer and no vendors accounted for as much as 10 percent of sales or purchases.

NOTE 10 - SALE OF PENSAR

On May 5, 2002, ITS merged with Pensar by issuing Pensar 300,000 shares of ITS common stock for all of Pensar's assets and liabilities.

The two major shareholders of both entities Birmingham and Unifund each returned 100,000 shares of ITS stock to ITS as part of the Pensar purchase. Also, certain ITS shareholders were issued 25,000 shares for services valued at $.40 per share, or $10,000.

The primary reason for the merger: ITS was originally formed as the public marketing arm of Pensar products. As planning of the public stock offering progressed, management decided that the legal, accounting and reporting problems created by maintaining two separate entities, one public and one private, were unreasonable and not needed.

See the separate financial statements of ITS for additional information on the ITS accounting treatment.

MAY 2002 MERGER WITH PENSAR
PRO FORMA DISCLOSURES

On May 1, 2002, ITS merged with Pensar by issuing Pensar 300,000 shares of ITS common stock for all of Pensar's assets and liabilities. The 300,000 shares were valued at $.40 per share, or $120,000. The goodwill of $135,169 was recorded and written off to operations as of December 31, 2002.

Goodwill in the purchase of Pensar represents the excess of the purchase price paid (300,000 shares valued at $.40 per share, or $120,000) over the fair value of the assets acquired ($15,666) net of the liabilities assumed ($30,835). The purchase price was negotiated as a private contract between the two major stockholders of both entities, Birmingham and Unifund. There were no other bidders. While Pensar has had gross revenues in each of the last two years, the amounts ($14,186 and $41,587 in 2001 and 2000, respectively) are not large. Because Pensar has never made money and significant revenue growth has not occurred in 2002 to date, management concluded that all goodwill associated with the purchase should be written off as of December 31, 2002.

Had the merger taken place on January 1, 2001, goodwill would have been the excess of the purchase price paid (300,000 shares valued at $.40 per share, or $120,000) over the fair value as of January 1, 2001 of the assets acquired ($20,854) net of the liabilities assumed ($30,841), which would have resulted in goodwill of $129,987, which is the figure used in the following schedules.

The two major shareholders, Birmingham and Unifund, each returned 100,000 shares of ITS stock to ITS as part of the Pensar purchase. Also, certain ITS shareholders were issued 25,000 shares for services valued at $.40 per share, or $10,000.

The primary reason for the merger: ITS was originally formed to be the publicly-owned marketing arm of Pensar products. As planning of the public stock offering progressed, management decided that the legal, accounting and reporting problems created by maintaining two separate entities, one public and one private, were unreasonable and not needed.

A summary of the allocation of the $120,000 purchase price is as follows:

               Assets acquired
               Cash                                      $    153
               Other current assets                         8,560
               Property and equipment                       6,953
               Liabilities acquired                       (30,835)
               Goodwill recorded                          135,169

The following unaudited pro forma balance sheets and statements of operations have been derived from the balance sheets of ITS and Pensar as of April 30, 2002 (unaudited) and December 31, 2001 (audited) and the statements of operations of ITS and Pensar for the four months ended April 30, 2002 (unaudited) and the year ended December 31, 2001 (audited) and adjust such information to give effect to the merger with Pensar as if it had occurred on January 1, 2001. The pro forma statements of operations are presented for informational purposes only and do not purport to be indicative of the results of operations that actually would have resulted if the merger had been consummated on January 1, 2001 nor which may result from future operations. All intercompany transactions have been eliminated.


Unaudited Pro forma results as of April 30, 2002 and for the four months then ended are as follows:


                                                                                                                      Pro Forma
                                            ITS                      Pensar                       Adj.                 Combined
                                        -----------                ---------                  ---------               -----------
Cash                                            $22                     $153                                                $175
Accounts receivable                              30                    3,575                                               3,605
Due from related party                           46                      878                 $ (     46)                     878
Inventory                                                              4,107                                               4,107
Fixed assets, net                                                      6,953                                               6,953
Deferred offering costs                     105,037                                                                      105,037
Goodwill                                                                                        129,987                  129,987
                                        -----------                ---------                  ---------               -----------
                                           $105,135                  $15,666                   $129,941                 $250,742
                                        ===========                ==========                  =========               ===========

Accounts payable                               $565                   $28,420                                            $28,985
Accrued expenses                                                          198                                                198
Due to related party                            500                        46                     $ (46)                     500
Note payable                                                            2,217                                              2,217
Capital                                   1,270,891                   585,881                   (395,157)              1,461,615

Retained deficit                         (1,166,821)                 (601,096)                   525,144              (1,242,773)
                                        -----------                ---------                  ---------               -----------
                                           $105,135                   $15,666                   $129,941                $250,742
                                        ===========                ===========                 ==========              ===========



Sales                                          $700                    $1,157                                             $1,857

Cost of goods sold                                                      1,206                                              1,206
General and administrative                    2,334                     7,528                                              9,862
Depreciation                                                            1,379                                              1,379
                                        -----------                ---------                                          -----------
Net loss                                    $(1,634)                  $(8,956)                                          $(10,590)
                                        ===========                ===========                 ==========              ===========


Unaudited Pro forma results as of December 31, 2001 and for the year then ended are as follows:

                                                                                                                      Pro Forma
                                            ITS                      Pensar                       Adj.                 Combined
                                        -----------                ---------                  ---------               -----------
Cash                                           $171                   $1,953                                              $2,124
Accounts receivable                              30                      820                                                 850
Due from related party                          466                      853                $ (    466)                      853
Inventory                                                              3,204                                               3,204
Fixed assets, net                                                      8,332                                               8,332
Deferred offering costs                     100,037                                                                      100,037
Goodwill                                                                                       129,987                   129,987
                                        -----------                ---------                  ---------               -----------
                                            100,704                  $15,162                  $129,521                  $245,387
                                        ===========                ===========                 ==========              ===========

Accounts payable                                                     $28,937                                             $28,937
Due to related party                                                     466                                           $(    466)
Note payable                                                           2,517                                               2,517
Capital                                  $1,265,891                  575,382                  (395,158)                1,446,115
Retained deficit                         (1,165,187)                (592,140)                  525,145                (1,232,182)
                                        -----------                ---------                  ---------               -----------
                                            100,704                  $15,162                  $129,521                  $245,387
                                        ===========                ===========                 ==========              ===========



Sales                                        $5,675                  $14,186                 $(  5,675)                  $14,186

Cost of goods sold                                                     7,709                                               7,709
Selling expenses                                                       5,675                  (  5,675)
General and administrative                  154,907                   63,930                                             218,837
Depreciation                                                           3,867                                               3,867
                                        -----------                ---------                  ---------               -----------
Net loss                                  $(149,232)                $(66,995)                        $0                $(216,227)
                                        ===========                ===========                 ==========              ===========

                 WHERE CAN INVESTORS FIND ADDITIONAL INFORMATION

     A registration statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.


     As filed with the Securities and Exchange  Commission on June 2, 2003

                               SIGNIFICANT PARTIES

     The full names and business and residential addresses, as applicable, for the following persons are:

(1)      the issuer's directors;

         Carey Birmingham
     Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
     21303 Encino Commons Blvd. #408
      San Antonio, Texas 78259

         Alex H. Yount
     Business Address:
          Koontz McCombs Realty Services
          755 East Mulberry Avenue
          Suite 150
          San Antonio, Texas 78212

     Residence:
          206 East Roosevelt Avenue
          Boerne, Texas 78006

         H. Youval Krigel
     Business Address:
          Ktest International, LLC
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          14326 Citation
          San Antonio, Texas 78248

(2)      the issuer's officers;
          Carey Birmingham, President, Chief Executive Officer and Chief Financial Officer
     Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          21303 Encino Commons Blvd. #408
          San Antonio, Texas 78259

(3)      The issuers general partners; none

(4) and (5) record and beneficial owners of 5 percent or more of any class of the issuer's equity securities;
         Carey Birmingham
     Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          21303 Encino Commons Blvd. #408
          San Antonio, Texas 78259

         Unifund Financial Group
     Business Address
           575 Madison Avenue, Suite 1006
           New York, NY  10022

         Scott Barter
     Business Address
          575 Madison Avenue, Suite 1006
          New York, NY  10022

     Residential Address
          140 East 56th Street
          Apt. 7D
          New York, NY 10022

         Pensar Technologies, LLC
     Business Address
          16161 College Oak, Suite 101
          San Antonio, TX  78249

         BFP Texas
     Business Address
          16161 College Oak, Suite 101
          San Antonio, TX  78249

         Promota International, Inc.
     Business Address
         C/o Eaton & Van Winkle
         3 Park Avenue
         New York, NY  10016

     (6) promoters of the issuer;
        Carey Birmingham
     Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          21303 Encino Commons Blvd. #408
          San Antonio, Texas 78259

     H. Youval Krigel
    Business Address:
          Ktest International, LLC
          16161 College Oak, Suite 101
          San Antonio, TX  78249

   Residence:
          14326 Citation
          San Antonio, Texas 78248

     (7) affiliates of the issuer;
        Carey Birmingham
     Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          21303 Encino Commons Blvd. #408
          San Antonio, Texas 78259

         Alex H. Yount
     Business Address:
          Koontz McCombs Realty Services
          755 East Mulberry Avenue
          Suite 150
          San Antonio, Texas 78212

     Residence:
          206 East Roosevelt Avenue
          Boerne, Texas 78006

         H. Youval Krigel
     Business Address:
          Ktest International, LLC
          16161 College Oak, Suite 101
          San Antonio, TX  78249

     Residence:
          14326 Citation
          San Antonio, Texas 78248


Counsel to the issuer with respect to the proposed offering;

     David M. Loev, Attorney at Law
     2777 Allen Parkway, Suite 1000
     Houston, TX 77019

David Loev
     Residence:
          4712 Bellview
          Bellaire, Texas 77401

Each underwriter with respect to the proposed offering; Public Securities, Inc., 300 North Argonne Road, Suite 202, Spokane, Washington 99212.

the underwriters directors;
     William F. Ross
     10430 N. Judkins Lane
     Spokane, WA  99217

The underwriters officers;
     William F. Ross
     10430 N. Judkins Lane
     Spokane, WA  99217

The underwriters general partner;
     None.

Counsel to the underwriter:
     Business Address
          Charles A. Cleveland, PS
          1212 N. Washington St.
          Spokane, WA  99201

     Residential Address
          Charles A. Cleveland, PS
          1212 N. Washington St.
          Spokane, WA  99201

PART II
-------

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation contains provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of this offering are:
     Registration Fees              $    875
     Blue Sky Filing Fees           $  7,500
     Attorney's Fees                $ 45,000
     Accountant's Fees              $ 18,000
     Printing and Copying           $  1,750
                                   -----------

                   TOTAL            $ 72,125


                                  UNDERTAKINGS.

     The registrant hereby undertakes that it will:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement

          a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of
Registration   Fee"  table  in  the  effective registration statement; and c)
Include any additional or changed material information on the plan of distribution.

     2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4)   Insofar  as   indemnification   for  liabilities   arising  under  the
Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of
the  Securities  and Exchange  Commission  such indemnification   is  against
public policy as expressed in the Securities Act and is, therefore, unenforceable.

     5) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     UNREGISTERED SECURITIES ISSUED OR SOLD

     The following shares of common stock were issued to the persons identified below by our Company.

     In September 1999, Carey Birmingham and Youval Krigel received an aggregate of 203,800 shares of stock in consideration for services rendered in connection with the Company's formation which were valued at $81,119. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the individuals had enough knowledge and experience in finance and business matters to be able to bear an economic risk in the Company and they had access to the kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, our Company issued 50,000 shares to Sheila Corvino, Esq.
in partial   remuneration for  legal  services  rendered  in  connection  with this offering which were valued at $20,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the individual has enough knowledge and experience in finance and business matters to evaluate the risks and merits of an investment in the Company and the individual has access to the type of information normally provided in a prospectus.

     From June 1999 through September 1999, Unifund Financial Group, Inc. purchased 574,000 shares of our stock in consideration for $57,400. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the entity had enough knowledge and experience in finance and business matters to be able to bear an economic risk in the Company and it had access to the kind of information normally provided in a prospectus. In addition, no general solicitation or general advertising was used to market the securities.

     In September 1999, Unifund Financial Group received 196,000 of our shares in consideration for business management financial consulting services which were valued at $78,400. We believe that this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipient had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, R. Scott Barter received 150,000 of our shares in consideration for directorial services which were valued at $60,000. The Company believes that the transactions were exempt from registration pursuant to
Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipient had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, Brad Smith received 50,000 shares of our stock in consideration for drafting and consulting services which the Company valued at $20,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipient had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, Harris Schiff received 10,000 of our shares in consideration for word processing services. The Company valued these shares at $4,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipient had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, Alan Scott received 5,000 of our shares in consideration for legal services which the Company valued at $2,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipient had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In September 1999, we issued Elizabeth Acton, Stephen Birmingham, Dr. Ed Lahniers, B. Raphael Sonsino, and Andree Sonsino an aggregate of 11,200 shares in consideration for various consulting services valued at $4,294. The Company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. The recipients had access to that kind of information normally provided in a prospectus. No general solicitation or advertising was used to market the securities.

     In February 2000, Carey Birmingham and Unifund Financial Group each received 250,000 shares of our stock in consideration for an aggregate capital contribution of $50,000. The Company believes that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated. In addition, they had access to the type of information normally provided in a prospectus.

     In December 2000, Carey Birmingham received 50,000 shares of our stock in lieu of payment for his services as an officer and director for the year ended December 31, 2000 which the Company valued at $20,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

     In December 2000, H. Youval Krigel received 25,000 of our shares in consideration for services rendered as a director which the Company valued at $10,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

     In July 2001, H. Youval Krigel received 34,200 of our shares in consideration for services rendered as a director which the Company valued at $13,680. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the Company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

     In July 2001, Elizabeth Acton received 15,800 shares of common stock valued
at $6,320 for secretarial services.   The Company believes that the transaction
was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that she was able to evaluate the merits and risks of an investment in the Company, and since the transaction was non-recurring and privately negotiated.

     In May 2002, David M. Loev, Attorney at Law received 100,000 shares of our common stock in consideration for legal services rendered. The Company valued these shares at $40,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the Company, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

     In May 2002, Pensar received 300,000 shares in connection with the Asset
Purchase Agreement with the Company.    The Company valued these shares at
$120,000. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the Company, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated

     In May 2002, Stephen Birmingham, Dr. Ed Lahniers, B. Raphael Sonsino, and Andree Sonsino were issued an aggregate of 25,000 shares of Company common stock in consideration for various consulting services which were valued at $10,000. The Company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company, they had access to the type of information normally provided in a prospectus, and since the transactions were non-recurring and privately negotiated.

     In March 2003, Wayne Brannan received 16,000 shares from the Company in
consideration for consulting services rendered valued at $6,400.   The Company
believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the Company, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated

                                INDEX TO EXHIBITS

EXHIBIT NO.     DESCRIPTION
----------      -----------

1.1(1)  *Certificate  of  Incorporation  of  Registrant

1.2(1)  By-laws  of  Registrant

1.3(5)  Certificate  of  Amendment  to  Certificate  of  Incorporation

4.1(3)  Form  of  Share  Certificate

4.2(3)  Form  of  Warrant

4.3(3)  Form  of  Warrant  Agreement

4.4(4)  Form  of  Subscription  Agreement

4.5(6)  Form  of  Escrow  Agreement

5.1(6) Opinion of David M. Loev, Attorney at Law, counsel to registrant (See Exhibit 23.2).

10.1(1)  Letter  of  Intent  dated  June  4,  1999  with  Unifund  America, Inc.

10.2(2)  Reorganization  and  Stock  Subscription Agreement Dated June 16, 1999.

10.3(2) Stock Exchange Agreement dated September 20, 1999 among certain shareholders of International Test Systems, Inc., a Texas corporation and International Test Systems, Inc., a Delaware corporation.

10.4(1) Distributorship Agreement dated June 19, 1999 between Pensar, Inc. and International Test Systems, Inc.

10.5(2) Amended and Restated Distributorship Agreement dated April 15, 2000 between Pensar, Inc. and International Test Systems, Inc.

10.6(3)  Second  Amendment  to  Distributorship  Agreement

10.7(2) *Distributorship Agreement dated April 15, 2000 between Comware Technical Services and International Test Systems, Inc.

10.8(4)  Third  Amendment  to  Distributorship  Agreement

10.9(4)  Employment  Agreement  with  Carey  Birmingham

10.10(4) Asset  Purchase Agreement between International Test Systems, Inc. and
         Pensar  Technologies,  LLC

10.11(4) Underwriting  Agreement  with  Public  Securities

10.12(6) Amendment No. 1 to Underwriting Agreement with Public Securities

23.1(6)  Consent  of  Malone  &  Bailey,  PLLC,  Certified  Public  Accountants.

23.2(6) Consent  of  David  M.  Loev,  Attorney  at  Law

-------------------------

(1) Filed as an exhibit to our registration statement filed on September 30, 1999 (File No. 333-88179) herein incorporated by reference.
(2) Filed as an exhibit to our registration statement filed on July 26, 2000 (File No. 333-88179) herein incorporated by reference.
(3) Filed as an exhibit to our registration statement filed on October 30, 2001 (File No. 333-88179) herein incorporated by reference.
(4)  Filed  as  an  exhibit  to our registration statement filed on July 1, 2002
     (File  No.  333-88179)  herein  incorporated  by  reference.
(5) Filed as an exhibit to our registration statement filed on January 2, 2003 (File No. 333-88179) herein incorporated by reference.
(6)  Filed herein.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number two to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on June 2, 2003.


                        International Test Systems, Inc.

                       /s/ Carey Birmingham
                      ------------------------------------
                       Carey Birmingham, Chief Executive Officer,
                       President, Principal Financial Officer,
                       Controller, and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ Carey Birmingham
------------------------------------
Carey Birmingham,
Chief Executive Officer, President, Principal Financial Officer, Controller, And Director
Dated: June 2, 2003


/s/ H. Youval Krigel
-------------------------------
H. Youval Krigel, Director
Dated: June 2, 2003


/s/ Alex H. Yount
----------------------------
Alex H. Yount, Director
Dated: June 2, 2003